UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 August 2009

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [    ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [    ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [    ] Yes [x] No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   n/a

This report on Form 6-K contains the following:

1.	Telecom Q4 results – Media Release

2.	Telecom Q4 results – Condensed Accounts

3.	Telecom Q4 results – Management Commentary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 21 August 2009	By:	/s/ Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary

Media Release

21 August, 2009

TELECOM RESULT CAPS YEAR OF PROGRESS

Telecom New Zealand has today announced adjusted earnings before interest, taxation depreciation and amortisation (EBITDA) of NZ$1,768 million for the year to 30 June 2009, in line with guidance and a 6.5% decline on the prior year.

Adjusted net earnings declined 32% to $483m through a combination of a 20% increase in depreciation and amortisation costs, and a 32% increase in net finance expenses. These increases were partially offset by a 37% decrease in adjusted income tax expense.

“This was a big year for Telecom in which we made significant operational and service improvements on a broad range of fronts. Telecom is getting it right as we invest and re-build with the aim of returning to earnings growth,” said Paul Reynolds, CEO, Telecom. “We improved customer service and public perception, and made huge strides in improving our infrastructure, as exemplified by the successful launch of the XT Mobile Network and significant progress in the roll-out of fibre-to-the-node broadband. These world-class networks form impressive platforms on which to grow and to secure the long-term health of the business.”

Adjusted revenue for the year to 30 June dropped 2% on the prior year, to $5,587m, while adjusted expenses were $3,819m, a 1% increase on the prior year. The decline in revenue was primarily driven by declines in Retail and AAPT which were offset by growth in Wholesale and International.

Expenses growth was driven partly by increased staffing levels to meet the additional client demand in Gen-i and the establishment of Chorus as a separate business unit, as well as salary inflation. However, a focus on labour cost control resulted in labour costs reducing in Q4 FY09.

Adjusted year ended 30 June	2009 $M	2008 $M	Change %	Q409 $M	Q408 $M	Change %
Revenue	5,587	5,673	-2%	1,351	1,459	-7%
Expenses	(3,819)	(3,782)	1%	(945)	(972)	-3%

EBITDA	1,768	1,891	-7%	406	487	-17%

Depreciation & amortisation	(917)	(761)	20%	(261)	(210)	24%

EBIT	851	1,130	-25%	145	277	-48%

Net finance expense	(201)	(152)	32%	(52)	(45)	16%
Share of associates’ losses	(1)	(3)	NM	(1)	(1)	NM
Income tax expense	(166)	(262)	-37%	(22)	(55)	-60%

Net Earnings	483	713	-32%	70	176	-60%

Net earnings attributable to shareholders	481	710	-32%	70	175	-60%
EPS	26	38	-32%	4	10	-60%
DPS	24	29	-17%	6	8	-25%

MOBILE MARKET

Telecom’s XT Mobile Network was launched on 29 May 2009. Although there was a decline of 26,000 connections over the quarter due to subdued activity prior to the launch of XT, after launch Telecom saw strong connections growth in the last month.

“The launch of the XT Mobile Network was a remarkable achievement and surpassed our expectations,” said Dr Reynolds. “Its impact will become apparent in the next quarter’s results, but we nevertheless had 165,000 customers on XT by 14 August, showing positive early average usage trends, such as a 20% increase in voice traffic, and a 300% increase in data download traffic compared to our CDMA network.”

BROADBAND MARKET

Growth in the fixed broadband market was somewhat slower towards the year end partly due to increased market penetration.

“The market was characterised by relatively light competitive activity during the quarter as much of the focus was on mobile. We also saw an increase in UCLL migration activity during the quarter,” said Dr Reynolds.

Telecom Retail’s share of net broadband connection growth was 44%, with its overall share of broadband connections at 57%.

ECONOMY

Telecom has assessed the impact of the slowing economy at up to $10m during the quarter, consistent with the first three quarters of the financial year. This brings the total impact for the year to $40m.

“The impact of the economy on Telecom in the fourth quarter was modest. While the impact has remained consistent with the previous three quarters, the potential exists for the impact to increase,” said Russ Houlden, CFO, Telecom.

TELECOM RETAIL

EBITDA was down 6% in Q4 to $180m when compared to the equivalent quarter in the prior year.

“The quarter showed strong XT campaign results, such as 93% awareness of XT in June and 240,000 unique visitors to testdrive.co.nz. We also had more than 400,000 visitors into our 28 retail stores,” said Alan Gourdie, CEO, Telecom Retail. “On broadband, we launched new bundles, with 131,000 customers now signed to the new bundled offers. Home churn increased in line with seasonal activity but has since subsided. We now have 58% of customers in contract.”

“Churn remains high in Office, however, we are reacting to this with a new channel strategy, contracting more of our customers, and enhancements to the Business Hub,” he said.

GEN-i

EBITDA decreased 15% to $107m in Q4 when compared to the equivalent quarter in the prior year. IT Solutions EBITDA in Q4 grew to $13m from $11m, but this was offset by Telecommunication EBITDA declining 18% due primarily to a number of one-off adjustments.

“The quarter saw $446m in client contracts closed, bringing the total to $1.2bn for the year to date,” said Chris Quin, CEO, Gen-i. “The mobility campaign has delivered significant results, and we successfully implemented a single integrated service management platform across telco and IT Services. This played a large part in the 49% growth in IT services EBIT year on year.”

CHORUS

EBITDA was up 2% to $140m in Q4 when compared to the equivalent quarter in the prior year.

“Quarter four saw progress on a range of fronts, including signing contracts with our service companies. 780 cabinets were installed by the end of the quarter, meaning more than 160,000 customers now have access to FTTN services,” said Mark Ratcliffe, CEO, Chorus.

As at 30 June 2009, 64 exchanges had been unbundled, up from 43 in the prior quarter.

WHOLESALE AND INTERNATIONAL

EBITDA in Q4 decreased 20% to $101m when compared to the equivalent quarter in the prior year reflecting pricing changes, increased costs from operational separation and some one-off items.

“We saw strong uptake of Wholesale pricing offers introduced in response to UCLL competition during the quarter,” said Matt Crockett, CEO, Telecom Wholesale. “There was also a significant improvement in customer satisfaction, and we secured Southern Cross capacity to 2012 on favourable terms.”

AAPT

EBITDA was up 10% to A$22m in Q4 when compared to the equivalent quarter in the prior year.

“Our focus during the quarter was on on-net sales, ramping up marketing efforts on brand awareness and more profitable offers, and tight cost control,” said Paul Broad, CEO, AAPT.

“We now have more than 80% of the Consumer base migrated to the Hyperbaric platform, on track for completion later this calendar year.

“Simplification of provisioning and billing systems is driving a more streamlined customer experience and higher grade of service levels.”

FY10 GUIDANCE

Telecom is maintaining its guidance for Adjusted EBITDA in FY10 to be -1% to +2% compared with FY09, subject to potential risks arising from the economic downturn.

For FY10 the level of imputation credits is expected to be nil.

DIVIDEND

A Q4 dividend of 6c per share has been declared, with no imputation credits.

ENDS

Contacts at Telecom NZ media relations:

Ian Bonnar, +64 (0)27 215 7564

or

Mark Watts, +64 (0)272 504 018

Forward-Looking Statements

This release includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed in the fourth quarter media release and management commentary and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2008 filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP Financial Measures

Telecom results are reported under International Financial Reporting Standards (IFRS). The non-GAAP financial measures used in this presentation include:

Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income; and

Average Revenue per User (‘ARPU’). Telecom calculates ARPU as mobile voice and data revenue for the period divided by the average number of customers for the period. This is then divided by the number of months in the period to express the result as a monthly figure.

Telecom believes that these non-GAAP financial measures provide useful information, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS.

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Income Statement

For the year ended 30 June 2009

	notes	Three months ended 30 June		Year ended 30 June
(Dollars in millions, except per share amounts)		2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Audited NZ$m	2008 Audited NZ$m

Operating revenues and other gains
Local service		263	265	1,049	1,061
Calling	2	286	314	1,239	1,291
Interconnection		41	45	177	178
Mobile		193	200	783	833
Data		163	160	652	638
Broadband and internet		143	144	582	547
IT services		142	139	486	439
Resale		79	91	333	370
Other operating revenue	2	41	101	286	309
Other gains	3	12	—	12	7

		1,363	1,459	5,599	5,673

Operating expenses
Labour		(227)	(233)	(909)	(886)
Intercarrier costs		(286)	(300)	(1,239)	(1,243)
Asset impairments	10	—	—	(101)	—
Other operating expenses	4	(432)	(439)	(1,671)	(1,653)

Earnings before interest, taxation, depreciation and amortisation		418	487	1,679	1,891

Depreciation		(196)	(158)	(683)	(574)
Amortisation		(65)	(52)	(234)	(187)

Earnings before interest and taxation		157	277	762	1,130

Finance income		2	40	41	119
Finance expense		(54)	(85)	(242)	(271)
Share of associates’ losses		(1)	(1)	(1)	(3)

Earnings before income tax		104	231	560	975

Income tax expense		(26)	(55)	(160)	(262)

Net earnings for the period		78	176	400	713

Net earnings attributable to equity holders of the Company		78	175	398	710
Net earnings attributable to minority interests		—	1	2	3

		78	176	400	713

Basic net earnings per share (in cents)		4 ¢	10 ¢	22 ¢	38 ¢
Diluted net earnings per share (in cents)		4 ¢	10 ¢	22 ¢	38 ¢
Weighted average number of ordinary shares outstanding (in millions)		1,853	1,826	1,837	1,871

1

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Statement of Changes in Equity

For the year ended 30 June 2009

	notes	Year ended 30 June
(Dollars in millions)		2009 Audited NZ$m	2008 Audited NZ$m

Equity at the beginning of the period		2,736	3,604
Translation of foreign operations		76	103
Hedge of net investment		(69)	(70)
Reclassified to income statement on disposal of foreign operation		2	—
Revaluation of listed investments		12	(11)
Cash flow hedges		(48)	51

Total income recognised directly in equity		(27)	73
Net earnings for the period		400	713

Total recognised income and expenses		373	786

Dividends		(499)	(762)
Tax credit on supplementary dividends		19	85
Shares issued in lieu of dividends	5	79	195
Repurchase of shares	5	—	(65)
Issuances of shares under employee share schemes		8	6
Capital reduction	5	—	(1,113)

Equity at the end of the period		2,716	2,736

Total recognised income and expenses for the year is attributable to:
Equity holders of the Company		371	783
Minority interests		2	3

		373	786

Equity consists of:
Contributed capital		1,384	1,297
Revaluation reserve		12	—
Foreign currency translation reserve		(24)	(33)
Hedge reserve		(41)	7
Deferred compensation		11	11
Retained earnings		1,369	1,447

Total equity attributable to equity holders of the Company		2,711	2,729
Minority interests		5	7

Total equity		2,716	2,736

2

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Balance Sheet

As at 30 June 2009

	30 June
(Dollars in millions)	2009 Audited NZ$m	2008 Audited NZ$m
ASSETS
Current assets:
Cash	261	779
Short-term derivative assets	2	15
Receivables and prepayments	781	912
Taxation recoverable	47	93
Inventories	97	57

Total current assets	1,188	1,856

Non-current assets:
Long-term investments	538	527
Long-term derivative assets	69	48
Intangible assets	953	990
Property, plant and equipment	4,288	3,984

Total non-current assets	5,848	5,549

Total assets	7,036	7,405

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accruals	1,021	1,086
Short-term derivative liabilities	43	214
Short-term provisions	34	22
Debt due within one year	385	958

Total current liabilities	1,483	2,280

Non-current liabilities:
Deferred tax liability	186	170
Long-term derivative liabilities	343	367
Long-term provisions	27	22
Long-term debt	2,281	1,830

Total non-current liabilities	2,837	2,389

Total liabilities	4,320	4,669

Equity:
Share capital	1,384	1,297
Reserves	(42)	(15)
Retained earnings	1,369	1,447

Total equity attributable to equity holders of the Company	2,711	2,729
Minority interest	5	7

Total equity	2,716	2,736

Total liabilities and equity	7,036	7,405

3

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Cash Flow Statement

For the year ended 30 June 2009

	note	Year ended 30 June
(Dollars in millions)		2009 Audited NZ$m	2008 Audited NZ$m

Cash flows from operating activities
Cash received from customers		5,652	5,583
Interest income		36	112
Payments to suppliers and employees		(3,966)	(3,739)
Income tax paid		(40)	(111)
Interest paid on debt		(213)	(249)
Dividend income		82	89

Net cash flow from operating activities	6	1,551	1,685

Cash flows from investing activities
Sale of property, plant and equipment		17	3
Sale/(purchase) of short-term investments, net		—	70
Sale of customer base		—	7
Purchase of subsidiary companies or businesses, net of cash acquired		(6)	(4)
Sale of investments		2	—
Purchase of long-term investments		—	(9)
Purchase of property, plant and equipment and intangibles		(1,277)	(945)
Capitalised interest paid		(18)	(12)

Net cash flow from investing activities		(1,282)	(890)

Cash flows from financing activities
Proceeds from long-term debt		400	—
Capital repurchased		—	(1,178)
Repayment of long-term debt and related derivatives		(744)	(297)
Settlement of derivatives		(77)	(53)
Proceeds from/(repayment of) short-term debt, net		(39)	57
Dividends paid		(420)	(565)

Net cash flow from financing activities		(880)	(2,036)

Net cash flow		(611)	(1,241)
Opening cash position		779	1,969
Foreign exchange movement		93	51

Closing cash position		261	779

4

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements

NOTE 1 FINANCIAL STATEMENTS

Except for the adoption of NZ IFRS 8 ‘Operating Segments’ (‘IFRS 8’) and NZ IFRIC 13 ‘Customer Loyalty Programmes (‘IFRIC 13’), as described below, these condensed consolidated financial statements of Telecom Corporation of New Zealand Limited (the “Company”) together with its subsidiaries and associates (‘Telecom’) have been prepared using the same accounting policies and methods of computation as, and should be read in conjunction with, the financial statements and related notes included in Telecom’s annual report for the year ended 30 June 2008. Certain comparative information has been reclassified to conform with the current period’s presentation.

Telecom has adopted IFRS 8 (and its amendments) with effect from 1 July 2008. IFRS 8 introduces a management reporting approach to identifying and measuring the results of reportable operating segments. The early adoption of IFRS 8 aligns reporting with Telecom’s business units established under Telecom’s operational separation requirements. The segments comprise Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’).

The results by segment incorporate internal revenue and expenses. Only certain products are recorded as internal revenue and expenses and these exclude charges such as the recovery of corporate overheads and the recovery of T&SS costs incurred on behalf of other segments. These costs remain within Corporate and T&SS respectively. All internal transactions are eliminated on consolidation.

Telecom’s segmental disclosures are presented in note 8 and the comparative disclosures have been restated.

Telecom has adopted IFRIC 13 from 1 July 2008. IFRIC 13 addresses how companies that grant their customers loyalty award credits (sometimes referred to as ‘points’) when buying goods or services should account for their obligation to provide free or discounted goods or services if and when the customer redeems the points. No significant impact on Telecom’s financial statements arose from the adoption of IFRIC 13.

The financial statements are expressed in New Zealand dollars which is the Company’s functional currency. References in these financial statements to ‘$’ or ‘NZ$’ are to New Zealand dollars. All financial information has been rounded to the nearest million, unless otherwise stated.

These condensed financial statements have not been audited, however the results for the full year and balance sheet information as at 30 June have been extracted from the Group’s audited financial statements. The Group’s audited financial statements will be available on Telecom’s website: http://investor.telecom.co.nz/phoenix.zhtml?c=91956&p=irol-reportsAnnual

5

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 2 REVENUE

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Audited NZ$m	2008 Audited NZ$m

Calling
National	167	191	713	811
International	107	109	480	432
Other	12	14	46	48

	286	314	1,239	1,291

Other operating revenue
Dividends	1	34	82	89
Sale of equipment	13	16	46	45
Miscellaneous other	27	51	158	175

	41	101	286	309

NOTE 3 OTHER GAINS

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Audited NZ$m	2008 Audited NZ$m

Other gains
Sale of Australian mobile base	—	—	—	7
Sale of cable	12	—	12	—

	12	—	12	7

Sale of Australian mobile customer base

In July 2007, Telecom sold its Australian mobile customer base resulting in a gain of $7 million.

Sale of cable

In June 2009, Telecom recognised a $12 million gain relating to the disposal of a cable.

6

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 4 OTHER OPERATING EXPENSES

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Audited NZ$m	2008 Audited NZ$m
Provisioning	11	13	43	42
Network support	16	15	75	88
Maintenance and other total	60	63	254	222
Mobile acquisitions, upgrades and dealer commissions	76	70	257	280
Procurement and IT services	83	88	291	264
Broadband, internet and other	7	20	45	67
Computer costs	53	43	202	197
Advertising, promotions and communications	28	24	93	90
Accommodation costs	34	36	136	127
Outsourcing	11	11	45	52
Travel	8	6	25	25
Bad debts	2	7	24	29
Other expenses	43	43	181	170

	432	439	1,671	1,653

NOTE 5 DIVIDENDS AND EQUITY

Shares Issued in Lieu of Dividends

In respect of the year ended 30 June 2009 33,629,166 shares with a total value of $79 million were issued in lieu of a cash dividend (year ended 30 June 2008: 48,176,233 shares with a total value of $195 million). No shares were purchased and cancelled to negate the impact of the dividend reinvestment plan in the year ended 30 June 2009 (year ended 30 June 2008: 16,065,971 shares cancelled with a market value of $65 million).

Dividends paid

During the year ended 30 June 2009 the Board of Directors approved three interim dividends for the year ended 30 June 2009 as well as a final dividend for the year ended 30 June 2008.

The interim dividends totalled $330 million or 18.0 cents per share. No supplemental dividends were declared for these interim dividends.

The final dividend for the year ended 30 June 2008 was $146 million, representing 8.0 cents per share. In addition, a supplementary dividend totalling approximately $19 million was paid to shareholders who were not resident in New Zealand. In accordance with the Income Tax Act 2007, Telecom received a tax credit from the Inland Revenue Department equivalent to the amount of supplementary dividends paid.

Declaration of Dividend

On 20 August 2009, the Board of Directors approved the payment of a fourth quarter dividend of $112 million for the year ended 30 June 2009, representing 6.0 cents per share. No imputation credits will be attached to the dividend. No supplementary dividend has been declared.

7

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 5 DIVIDENDS AND EQUITY (continued)

Capital reduction

In the year ended 30 June 2008 Telecom undertook a capital reduction. Payments to shareholders of $1,113 million were made in respect of the 228,050,091 cancelled shares.

NOTE 6 RECONCILIATION OF NET EARNINGS TO NET CASH FLOWS FROM OPERATING ACTIVITIES

	Year ended 30 June
(Dollars in millions)	2009 Audited NZ$m	2008 Audited NZ$m
Net earnings for the period	400	713
Adjustments to reconcile net earnings to net cash flows from operating activities:
Depreciation and amortisation	917	761
Bad and doubtful accounts	29	34
Increase/(decrease) deferred income tax	33	83
Share of associates’ net losses	1	3
Asset impairment	121	—
Other	(54)	(3)
Changes in assets and liabilities net of effects of non-cash and investing and financing activities:
Decrease/(increase) in accounts receivable and related items	101	43
Decrease/(increase) in inventories	(41)	14
Decrease in current taxation	87	68
Decrease in accounts payable and related items	(43)	(31)

Net cash flows from operating activities	1,551	1,685

NOTE 7 CONTINGENCIES

New Zealand

Commerce Act and Fair Trading Act Investigations and Enquiries

The Commerce Commission (‘the Commission’) has open Fair Trading Act investigations, which include Telecom’s broadband marketing campaigns.

Commerce Act Litigation

In March 2004 the Commerce Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. The courts decision has not yet been determined.

8

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 CONTINGENCIES (continued)

In July 2000 the Commerce Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commerce Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgement issued on 16 April 2008 the High Court dismissed the Commission’s proceeding, holding that Telecom’s introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgement. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful in the appeal as the Court of Appeal judgement released on 4 August 2009 dismissed the Commission’s appeal. It is not yet known whether the Commission will issue a further appeal.

Fair Trading Act Litigation

The Commerce Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is responding to a request for further information from the Commission. Pending completion of this process, Telecom remains in a position where it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission.

Other litigation and investigations

Sintel (in liquidation) issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but the liquidators sought to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to NZ$61 million. Telecom applied unsuccessfully to strike out all but one of the causes of action. In a judgment dated 14 November 2007 the Court of Appeal dismissed Telecom’s appeal. Telecom has decided not to appeal the judgement. Telecom attended mediation on 1 December 2008 which was unsuccessful. However, subsequent settlement discussions resulted in the parties reaching a settlement the terms of which are confidential.

Asia Pacific Telecommunications Limited (APT) has issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on Telecom’s alleged breach of fiduciary duty. APT is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of the alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court has allocated a tentative date for a six week hearing starting 14 June 2010.

Telecom is also participating with the Independent Oversight Group inquiry into whether loyalty discounts offered by Wholesale comply with the operational separation Undertakings. A decision is pending. The Commerce Commission may also open investigations in relation to these offers under the Telecommunications Act and/or the Commerce Act.

Australia

Australian litigation

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the ACCC in an unbundled local loop service arbitration be set aside on administrative law grounds. Telstra’s case was dismissed in July 2009.

9

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 7 CONTINGENCIES (continued)

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the Australian Competition and Consumer Commission in line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, was a defendant in these proceedings. Telstra’s case was dismissed in November 2008.

Telecom was in dispute with Pacific Union Group Pty Limited in respect of the withdrawal of certain product lines from the scope of the dealer agreement between the parties. Pacific Union commenced proceedings in the Supreme Court of New South Wales, claiming breach of contract and/or repudiation of contract. The parties have settled the dispute on confidential terms. The parties are still negotiating one minor issue in connection with the settlement.

Effect of outstanding claims

Various other lawsuits, claims and investigations have been brought or are pending against Telecom and its subsidiaries, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Where Telecom concludes that its defence will more likely than not be successful, then such lawsuits or claims are considered a contingent liability and no provision is recognised. When it is more likely that not that Telecom is liable and that there will be an outflow of resources to settle a lawsuit or claim, a provision is recognised, unless the amount cannot be measured reliably. There can be no assurance that such litigation will not have a material adverse effect on Telecom’s business, financial condition or results of operations.

NOTE 8 SEGMENTAL REPORTING

As described in note 1 Telecom has adopted IFRS 8 (and its amendments), which relates to the disclosure of operating segments. Accordingly, the comparative information has been restated. Under IFRS 8 Telecom’s segments comprise of Chorus; Retail; Wholesale & International; Gen-i; AAPT; and Technology and Shared Services (‘T&SS’). The following summarised segmental information has been extracted from Telecom’s audited financial statements.

For the year ended 30 June 2009

(Dollars in millions)	Chorus NZ$m	Wholesale & International NZ$m	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m
Operating revenue:
• from external customers	32	823	1,977	1,482	26	1,157	5,497
• from internal customers	751	407	—	19	22	20	1,219

Total revenue & other gains	783	1,230	1,977	1,501	48	1,177	6,716

Segment result	553	441	748	469	(487)	88	1,812

10

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 8 SEGMENTAL REPORTING (continued)

For the year ended 30 June 2008

Restated	Chorus NZ$m	Wholesale	Retail NZ$m	Gen-i NZ$m	T&SS NZ$m	AAPT NZ$m	Total NZ$m
(Dollars in millions)		& International NZ$m
Operating revenue:
• from external customers	19	704	2,106	1,480	27	1,232	5,568
• from internal customers	758	409	—	10	14	18	1,209
Other gains:	—	—	—	—	—	7	7

Total revenue & other gains	777	1,113	2,106	1,490	41	1,257	6,784

Segment result	579	457	813	494	(491)	87	1,939

Depreciation and amortisation, finance income, finance expense, asset impairments and the share of associates’ profits/(losses) are not reported to the Chief Operating decision maker on a segmental basis therefore these items are excluded from the measure of segment results.

Reconciliation from segment result to earnings before income tax

	Year ended 30 June
(Dollars in millions)	2009 Audited NZ$m	2008 Audited NZ$m
Segment result	1,812	1,939
Net result of Corporate revenue and expenses	(44)	(48)
Other gains not allocated to segments	12	—
Depreciation	(683)	(574)
Amortisation	(234)	(187)
Finance income	41	119
Finance expenses	(242)	(271)
Asset impairments not allocated for segmental reporting	(101)	—
Share of associates’ net losses	(1)	(3)

Earnings before income tax	560	975

Geographical information

The geographical segment information presented in the 2008 annual report is unchanged from the adoption of IFRS 8.

NOTE 9 LONG-TERM DEBT

In the year ended 30 June 2009 Telecom raised NZ$142 million through issuing Telebonds with maturities of 3 years, 5 years and 7 years with a weighted average fixed interest rate of 8.5%. In August 2008 Telecom issued a 4 year CHF200 million bond (NZ$258 million) under the US$2 billion Euro Medium Term Note Programme. The bond has an effective hedged fixed interest rate of 8.9%.

During the year ended 30 June 2009 GBP200 million and JPY2 billion on the Euro Medium Term Note Programme were repaid. $12 million of Telebonds matured and were repaid during the year ended 30 June 2009 (2008: NZ$63 million).

11

TELECOM CORPORATION OF NEW ZEALAND LIMITED AND SUBSIDIARIES

Notes to the Condensed Financial Statements (continued)

NOTE 10 ASSET IMPAIRMENTS

	Three months ended 30 June		Year ended 30 June
(Dollars in millions)	2009 Unaudited NZ$m	2008 Unaudited NZ$m	2009 Audited NZ$m	2008 Audited NZ$m
Impairment of PowerTel goodwill	—	—	68	—
Impairment of existing mobile network equipment	—	—	33
Impairment of other network equipment	—	—	—	—

	—	—	101	—

PowerTel goodwill

In the year ended 30 June 2009 there was a non-cash impairment charge of $68 million resulting in the write-off of the carrying value of the goodwill held following the acquisition of PowerTel. In previous periods the recoverable amount of the Group’s Australian Operations had been determined to exceed carrying value based on forecasts at those times. Management’s current assessment of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for the current financial year and lower growth rates for future years arising from economic and competitive conditions.

The recoverable amount of the Australian Operations was determined based on value in use. The pre-tax discount rate applied in this assessment was 13.3%.

Mobile network equipment

In the year ended 30 June 2009, a non-cash impairment charge of $33 million was recognised in the T&SS segment to provide for certain mobile network telecommunications equipment following the decision to implement WCDMA 850MHz technology for Telecom’s new XT mobile network.

No impairment charge was recognised in the year ended 30 June 2008.

Other network equipment

Telecom also recognised an impairment charge of $20 million in the year ended 30 June 2009 relating to other network equipment. Telecom received a corresponding $20 million settlement received from the supplier of the equipment as compensation for Telecom’s loss, which has been netted against the impairment charge.

NOTE 11 SIGNIFICANT EVENTS AFTER BALANCE DATE

As described in Note 5, Telecom has declared a dividend in respect of the three months ended 30 June 2009. No other material subsequent events have arisen since 30 June 2009.

12

Results for the year ended 30 June 2009

21 August 2009

‘Telecom result caps year of progress’

Adjusted results [1]	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenue & other gains	5,587	5,673	(1.5)	1,351	1,459	(7.4)
Adjusted EBITDA	1,768	1,891	(6.5)	406	487	(16.6)
Depreciation & amortisation Expense	917	7 61	20.5	261	210	24.3
Adjusted earnings before tax	649	975	(33.4)	92	231	(60.2)
Adjusted net earnings	483	713	(32.3)	70	176	(60.3)
Adjusted diluted EPS (cents)	26	38	(31.6)	4	10	(60.0)

[1]

The adjusted information presented in this management commentary is consistent with the way that financial performance is measured by management and is provided to assist in a meaningful analysis of the trading results of Telecom.

Highlights for the year ended 30 June 2009

•	Telecom’s XT Mobile Network was completed and launched on 29 May 2009;

•	All Q4 Operational Separation Undertakings commitments delivered;

•

Continued to deliver growth in data, broadband and IT services revenues mostly due to new contracts in Gen-i and an increase in broadband penetration in New Zealand, with 835,000 broadband customers as at 30 June 2009, up 76,000 since June 2008;

•	Focus on cost control led to declines in labour and other operating expenses of 2.6% and 1.6% respectively for the quarter;

•	Adjusted EBITDA decline within guidance range with a full year decline of 6.5%;

•	Adjusted net earnings of $483 million for the year;

•	Capital expenditure of $1,313 million is in line with guidance, with $780 million spent on transformation and regulation programmes and $533 million spent on business sustaining programmes; and

•	Fourth quarter dividend declared of 6 cents per share

Statutory results	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenue & other gains	5,599	5,673	(1.3)	1,363	1,459	(6.6)
EBITDA	1,679	1,891	(11.2)	418	487	(14.2)
Depreciation & amortisation expense	917	761	20 .5	261	210	24.3
Earnings before tax	560	975	(42.6)	104	231	(55.0)
Net earnings	400	713	(43.9)	78	176	(55.7)
Diluted EPS (cents)	22	38	(42.1)	4	10	(60.0)

Telecom New Zealand announced adjusted earnings before interest, taxation depreciation and amortisation (EBITDA) of NZ$1,768 million for the year to 30 June 2009, in line with guidance and a 6.5% decline on the prior year.

Adjusted net earnings declined 32% to $483m through a combination of a 20% increase in depreciation and amortisation costs, and a 32% increase in net finance expenses. These increases were partially offset by a 37% decrease in adjusted income tax expense.

Telecom CEO, Paul Reynolds said “This was a big year for Telecom in which we made significant operational and service improvements on a broad range of fronts. Telecom is getting it right as we invest and re-build with the aim of returning to earnings growth. We improved customer service and public perception, and made huge strides in improving our infrastructure, as exemplified by the successful launch of the XT Mobile Network and significant progress in the roll-out of fibre-to-the-node broadband. These world-class networks form impressive platforms on which to grow and to secure the long-term health of the business.”

Adjusted revenue for the year to 30 June dropped 2% on the prior year, to $5,587m, while adjusted expenses were $3,819m, a 1% increase on the prior year. The decline in revenue was primarily driven by declines in Retail and AAPT which were offset by growth in Wholesale and International.

Expenses growth was driven partly by increased staffing levels to meet the additional client demand in Gen-i and the establishment of Chorus as a separate business unit, as well as salary inflation. However, a focus on labour cost control resulted in labour costs reducing in Q4 FY09.

Group results

A breakdown of statutory reported results prior to allowing for any adjusting items is provided in the table below.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues and other gains
Local service[1]	1,049	1,061	(1.1)	263	265	(0.8)
Calling[1]	1,239	1,291	(4.0)	286	314	(8.9)
Interconnection	177	178	(0.6)	41	45	(8.9)
Mobile	783	833	(6.0)	193	200	(3.5)
Data	652	638	2.2	163	160	1.9
Broadband and internet	582	547	6.4	143	144	(0.7)
IT services	486	439	10.7	142	139	2.2
Resale[1]	333	370	(10.0)	79	91	(13.2)
Other operating revenue	286	309	(7.4)	41	101	(59.4)
Other gains	12	7	71.4	12	—	NM

	5,599	5,673	(1.3)	1,363	1,459	(6.6)

Operating expenses
Labour	909	886	2.6	227	233	(2.6)
Intercarrier costs	1,239	1,243	(0.3)	286	300	(4.7)
Asset impairments [2]	101	—	NM	—	—	—
Other operating expenses	1,671	1,653	1.1	432	439	(1.6)

	3,920	3,782	3.6	945	972	(2.8)

EBITDA	1,679	1,891	(11.2)	418	487	(14.2)

Depreciation	683	574	19.0	196	158	24.1
Amortisation	234	187	25.1	65	52	25.0

Depreciation and amortisation	917	761	20.5	261	210	24.3

Earnings before interest and tax	762	1,130	(32.6)	157	277	(43.3)
Net finance expense	(201)	(152)	32.2	(52)	(45)	15.6
Share of associates’ losses	(1)	(3)	NM	(1)	(1)	—

Earnings before tax	560	975	(42.6)	104	231	(55.0)
Income tax expense	(160)	(262)	(38.9)	(26)	(55)	(52.7)

Net earnings	400	713	(43.9)	78	176	(55.7)

[1]

Following a review of the integration of PowerTel’s results into AAPT, a reclassification from local service revenue to calling and resale revenue has been made in the comparative periods presented – to be consistent with the current year presentation.

[2]	Asset impairments relate to the write-off of goodwill and certain New Zealand mobile equipment.

•

For FY09, Telecom has continued to deliver growth in data, broadband and IT services revenues mostly due to new contracts in Gen-i and an increase in broadband penetration in New Zealand for the year ended 30 June 2009 (‘FY09’), with 835,000 customers as at 30 June 2009. These increases in operating revenue during FY09 were offset by a reduction in local service, calling, mobile and resale revenues compared to the year ended 30 June 2008 (‘FY08’). The decline in mobile revenue is the result of a combination of lower pricing, increased data caps and reduced roaming revenues as a result of the closure of Telstra’s CDMA network in Australia. The resale decline was due to a reduction in revenue due to a move to reprice uneconomic offerings in AAPT.

•

For Q4 FY09, calling revenue declined mainly due to the reduction in the number of access lines and the associated fall in the call minutes. Decrease in mobile revenue was mostly driven by lower voice and data pricing plans in Retail. Broadband and internet revenue fell by 0.7% for the quarter despite the 6.4% increase for the year due to lower regulated prices and the introduction of Wholesale offers in response to UCLL competition. Other operating revenue declined by 59% mainly due to no Southern Cross dividend being received in Q4 FY09 when compared to the Q4 FY08 dividend of $34 million. The decline was also driven by the lower revenues from the CBA contract more than offsetting the growth experienced in the Australian mid –market sector.

•

Labour costs were higher in FY09 when compared to FY08 due to salary inflation, an increase in staffing levels to meet the additional client demand in Gen-i, the establishment of Chorus as a separate business unit and the impact of foreign exchange rate movements on AAPT’s labour costs. However focus on headcount reductions resulted in labour costs reducing in Q4 FY09.

•	Intercarrier costs were stable in FY09 due to higher volumes of calls and the effect of the weaker New Zealand dollar against the US dollar offsetting a reduction in consumer demand in AAPT.

•

Asset impairments related to the goodwill that arose on the acquisition of PowerTel ($68 million), GSM mobile telecommunications equipment ($33 million) and an impairment of other network equipment of $20 million which was offset by a corresponding $20 million settlement from the supplier of this impaired equipment.

•

Other operating expenses were higher than FY08 as additional costs were incurred in Wholesale & International and Chorus as they built operationally separate divisions, which were partially offset by reductions in other business units due to lower cost of sales and a focus on cost control. The focus on cost control led to a reduction in other operating expenses in Q4 FY09.

•

Depreciation & amortisation expense increased due to a higher overall fixed asset base, the effects of reductions in certain asset lives in FY09 principally relating to the CDMA mobile network and legacy billing systems in AAPT, and additional depreciation of the AAPT billing and service management platform (‘Hyperbaric’), which was launched during FY08.

•

Finance expense increased due to higher net borrowings due to lower cash balances in FY09 compared to FY08. FY08 included the retention of part of the proceeds from the sale of the Yellow Pages business in 2007.

•

Tax expense was lower in FY09 (compared to FY08) due to lower profit before taxation and a reduction in New Zealand’s corporate tax rate from 33% to 30% partially offset by a reduction in foreign income taxed at lower rates and no tax benefit arising from the $68 million goodwill impairment. The effective tax rate of 29% (an adjusted tax rate of 26%) in FY09 reflects the reduction in New Zealand’s corporate tax rate from 33% to 30% with the effect of Southern Cross dividends not subject to tax and foreign income taxed at lower rates partially offset by no Australian tax benefit recognised on the current year’s results and no tax benefit arising from the $68 million goodwill impairment.

Adjusting items

During the second quarter of FY09 there was an impairment charge of $68 million to write-off of the carrying value of goodwill held relating to the acquisition of PowerTel. In previous periods the recoverable amount of AAPT had been determined to exceed carrying value based on forecasts at those times. Management’s assessment of forecast earnings and cash flows concluded that the recoverable amount had declined as a result of changes in forecasts and that the carrying value was therefore no longer supported. The decline in forecasts was the result of lower earnings expectations for FY09 and lower growth rates for future years arising from economic and competitive conditions.

In the second quarter of FY09 Telecom recognised a $33 million impairment charge relating to mobile network equipment as a result of the decision in October 2008 to launch the XT Mobile Network based on WCDMA at 850MHZ. An associated $10 million deferred tax benefit has also been adjusted for.

In the fourth quarter of FY09, Telecom recognised a $12m gain relating to the sale of an undersea cable. This gain and the related $4m of tax expense are treated as adjusting items.

There were no adjusting items in FY08.

A reconciliation of reported net earnings to adjusted net earnings is shown in the table below.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Reported net earnings	400	713	(43.9)	78	176	(55.7)
Adjusted for:
Impairment of goodwill	68	—	N M	—	—	NM
Impairment of mobile network equipment	33	—	N M	—	—	NM
Gain on cable sale	(12)	—	N M	(12)	—	NM
Tax on mobile impairment & gain on sale	(6)	—	N M	4	—	NM

Adjusted net earnings	483	713	(32.3)	70	176	(60.2)

Review of operations

This has been the first year of reporting Telecom’s results based on its current organisational structure. Telecom’s business units comprise Chorus, Retail, Wholesale & International, Gen-i, AAPT and Technology and Shared Services (‘T&SS’) supported by Corporate.

The results by business unit incorporate internal trading as required by the Undertakings. These trades predominately relate to regulated services, as provided by Chorus and Wholesale. Field services that support the provision of regulated services, as stipulated in the Undertakings, are also sold internally by Chorus.

Operational separation related internal trades exclude charges such as the recovery of corporate overheads and the recovery of T&SS costs incurred on behalf of other business units. These costs remain within Corporate and T&SS respectively. Accordingly, the results presented for each of the business units are not indicative of their results on a stand-alone basis.

In addition to the operational separation trades, Wholesale & International derive internal revenue from the provision and supply of international data circuits, the supply of international internet services, and the delivery of international retail and wholesale voice traffic to AAPT, Retail and Gen-i.

All internal transactions are eliminated on consolidation. Business unit results have been adjusted to exclude the adjusting items noted above.

An analysis of adjusted revenue and adjusted EBITDA by business unit is set out below.

	Adjusted Revenue Year ended 30 June			Adjusted EBITDA Year ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Chorus	783	777	0.8	553	579	(4.5)
Wholesale & International	1,230	1,113	10.5	441	457	(3.5)
Retail	1,977	2,106	(6.1)	748	813	(8.0)
Gen-i	1,501	1,490	0.7	469	494	(5.1)
AAPT	1,177	1,257	(6.4)	88	87	1.1
T&SS	48	41	17.1	(487)	(491)	0.8
Corporate	91	102	(10.8)	(44)	(48)	8.3
Eliminations	(1,220)	(1,213)	0.6	—	—	—

	5,587	5,673	(1.5)	1,768	1,891	(6.5)

The results by business unit are presented in the commentary that follows and supplemental information is presented in the accompanying appendix.

Economy

Economic conditions globally, and in the telecommunications sector in particular, impact Telecom’s operations. As a result of the economic downturn in both New Zealand and Australia, Telecom has seen a reduction in customer spending during FY09, most notably in calling, broadband, mobile and revenue from the provision of connectivity in new subdivisions. These factors are estimated to have reduced Telecom’s EBITDA by around $40 million in FY09 compared with FY08. Despite the difficult economic conditions, bad debt expense reduced when compared to the prior year (FY09: $24 million; FY08: $29 million).

Chorus

Chorus operates New Zealand’s largest local telecommunications access network. A range of telecommunications companies use this network to deliver phone and broadband services to New Zealanders.

Chorus is tasked with building and maintaining the telecommunications network, as well as installing and repairing phone and broadband connections.

In addition to leading critical infrastructure build programmes such as the fibre-to-the-node (‘FTTN’) project, Chorus is responsible for the unbundling of exchanges and cabinets, the selling of UCLL lines and the provision of co-location services to telecommunications providers. Chorus also provides a range of field and building services to the Telecom group on assets that are owned by other parts of the group. In Q4 FY09, Chorus finished defining the transformational change to its field force operations, signed new 10-year contracts with Downer EDi Engineering, Transfield Services and Visionstream and began the managed and coordinated three month transition through to Q1 FY10.

Chorus earns internal revenue through the provision of copper access, co-location, field services and backhaul to other Telecom business units.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues
Local service	14	11	27.3	4	1	NM
Other operating revenue	18	8	NM	5	3	66.7
Internal revenue	751	758	(0.9)	188	191	(1.6)

	783	777	0.8	197	195	1.0

Operating expenses
Labour	20	10	100.0	4	4	—
Other operating expenses	208	186	11.8	53	54	(1.9)
Internal expenses	2	2	—	—	—	—

	230	198	16.2	57	58	(1.7)

EBITDA	553	579	(4.5)	140	137	2.2
Full time equivalent (‘FTE’) employee numbers	193	152	27.0

Operating revenues

Operating revenues increased by 0.8% to $783 million in FY09 and by 1.0% to $197 million in Q4 FY09 when compared to prior comparative periods. This is principally due to the sale to external customers of UCLL and co-location services. The commercial launch of UCLL services occurred late in Q4 FY08.

At 30 June 2009 Chorus had unbundled 64 exchanges and five external customers were consuming UCLL based services. Chorus’ local service revenue is derived from UCLL and contributions towards the provision of access infrastructure in new sub-divisions. While UCLL revenues increased in Q4 FY09 when compared to Q4 FY08, this increase was partially offset by lower sub-division related revenue due to the reduction in the number of residential developments resulting from the slow-down of the New Zealand economy.

Other operating revenue increased by $10 million in FY09, of which $4 million resulted from the launch of UCLL co-location and backhaul services and the balance was due to increased activity from traditional products such as road works, property rentals and cable location services.

Chorus’ internal revenue decreased by $7 million in FY09 to $751 million and by $3 million in Q4 FY09 to $188 million as access lines shift from Retail and Wholesale to external customers and the internal revenue is replaced with external UCLL revenue.

Operating expenses

Chorus’ cost growth includes the costs of running Chorus in an operationally separated arms-length way from the rest of Telecom and establishing regulated products and services.

Labour expenses in FY09 have increased by $10 million (labour costs in Q4 FY09 were flat) when compared to the prior comparative period. This increase was driven by the growth in headcount, due to the establishment of Chorus as a stand alone business unit to deliver on the Undertakings and to scale up to deliver new regulated products associated with the unbundling of the local loop. Labour expense also increased due to an increase in project related contractors and project related labour (which are not included in the FTE headcounts), delivering on the Undertakings commitments, new regulated offerings and preparing for the contract negotiation with third party service companies.

Other operating expenses of $208 million in FY09 have increased by $22 million when compared to the prior comparative period largely due to increases in maintenance costs, higher lease and rental costs partially offset by lower electricity costs. The decrease in Q4 FY09 of $1 million was driven by lower provisioning and electricity costs largely offset by higher maintenance, lease and rental costs.

Wholesale & International

Wholesale provides broadband, business data, voice and interconnect products and services to telecommunications service providers in New Zealand. These products and services are provided either as inputs that allow wholesale customers to build and deliver their own tailored services or on a resale basis allowing customers to resell Telecom Retail services to their own customers.

International provides international telecommunication services to Telecom’s business units and to over 100 global customers, serviced through points of presence in North America, Europe and Asia. International also manages internet carriage from New Zealand and Australia, over the Southern Cross cable, to a range of peering networks in the USA.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 NZ$m	2008 NZ$m	Change %
Operating revenues
Local service	159	120	32.5	43	33	30.3
Calling	344	281	22.4	77	75	2.7
Interconnection	130	137	(5.1)	29	34	(14.7)
Data	88	76	15.8	23	20	15.0
Broadband and internet	80	67	19.4	18	20	(10.0)
Other operating revenue	22	23	(4.3)	5	5	—
Internal revenue	407	409	(0.5)	98	106	(7.5)

	1,230	1,113	10.5	293	293	—

Operating expenses
Labour	57	44	29.5	15	11	36.4
Intercarrier costs	519	457	13.6	119	113	5.3
Other operating expenses	47	34	38.2	15	8	87.5
Internal expenses	166	121	37.2	43	34	26.5

	789	656	20.3	192	166	15.7

EBITDA	441	457	(3.5)	101	127	(20.5)

FTE employee numbers	413	389	6.2

Operating revenues

Wholesale & International’s revenues increased by 10.5% to $1,230 million in FY09 and were unchanged in Q4 FY09 at $293 million. Increases in local service, calling, data and broadband were partially offset by small declines in interconnection, other operating revenue and internal revenue.

Increases in local service revenues reflected the growth in the number of fixed access lines supplied to Wholesale customers which increased by 24% in 2009.

Calling revenues increased by 22.4% to $344 million in FY09 primarily as a result of the favourable impact of a weakening NZD on USD denominated international voice traffic, in Q4 FY09 these gains were largely offset by a reduction in the volume of outbound international voice traffic during the quarter.

Interconnection revenues decreased by $7 million in FY09 and by $5m in Q4 FY09 primarily as a result of one-off adjustments covering customer disputes and systems changes, as well as a decrease in New Zealand mobile termination rates.

Data revenue increased by 15.8 % in FY09 ($3 million increase in Q4 FY09) due to business growth and the addition of new customers by Wholesale during FY09.

Broadband and internet service revenues grew by 19.4% in FY09 to $80 million due to the growth in Wholesale’s external customer demand. Revenues fell by $2 million in Q4 FY09 due to lower regulated prices and the introduction of Wholesale offers in response to UCLL competition.

Internal revenues decreased by $2 million in FY09 to $407 million ($8 million in Q4 FY09). These decreases were primarily due to a step change in the internal pricing of international internet carriage, lower regulated broadband prices and were partially offset by the growth in Retail and Gen-i’s demand for Wholesale broadband and data inputs and international internet carriage.

Operating expenses

Wholesale & International’s operating expenses increased by $133 million in FY09 to $789 million and by $26 million in Q4 FY09. All expense lines were higher when compared to the prior corresponding periods.

Labour costs increased by 29.5% in FY09 (36.4% in Q4 FY09) to $57 million. These increases were due to project planning and delivery activities carried out by contractors working on the Undertakings and by the adverse impact of the weakening NZD on International’s payroll costs. Both of these factors increased labour costs without a corresponding increase in FTEs. Total FTE increased by 34% in FY09 in Wholesale to meet business growth and operational separation requirements, partially offset by a 5% reduction in International FTE in FY09.

Intercarrier costs increased by $62 million in FY09 and by $6 million in Q4 FY09. This was primarily attributable to higher volumes and the effect of the weakening NZD against the USD denominated payments to international carriers.

Internal expenses increased due to changes made to internal trading arrangements as well as higher cost of sale charges reflecting volume growth in Wholesale’s products that utilise Chorus’ inputs.

EBITDA

Wholesale EBITDA increased by 4.5% in FY09 but decreased by 16.1% in Q4 FY09. The decrease in Q4 FY09 was primarily caused by a combination of favourable one-off adjustments in Q4 FY08 and adverse one-off adjustments in Q4 FY09 covering settlement of disputes with customers and systems changes. Lower regulated broadband prices and the introduction of Wholesale offers in response to UCLL competition during the quarter also adversely impacted Q4 FY09.

International EBITDA decreased by 24.0% in FY09 (decreased by 30.3% in Q4 FY09), primarily as a result of the change in internal pricing of international internet carriage as well as lower outbound international calling traffic.

Retail

Retail provides mass market products, services and support to consumer and commercial customers. As a full service provider, Retail provides fixed line calling and access products, broadband, dial-up and online offerings, and mobile voice, SMS / text, content and data services.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues
Local service	726	774	(6.2)	180	190	(5.3)
Calling	367	418	(12.2)	86	99	(13.1)
Mobile	546	587	(7.0)	136	139	(2.2)
Data	24	27	(11.1)	6	7	(14.3)
Broadband and internet	276	261	5.7	71	69	2.9
IT services	18	17	5.9	4	4	—
Other operating revenue	20	22	(9.1)	4	5	(20.0)

	1,977	2,106	(6.1)	487	513	(5.1)

Operating expenses
Labour	161	162	(0.6)	40	39	2.6
Other operating expenses	404	437	(7.6)	107	110	(2.7)
Internal expenses	664	694	(4.3)	160	173	(7.5)

	1,229	1,293	(4.9)	307	322	(4.7)

EBITDA	748	813	(8.0)	180	191	(5.8)

FTE employee numbers	2,064	2,253	(8.4)

Operating revenues

Retail’s operating revenue decreased by 6.1% to $1,977 million in FY09 and by 5.1% or $26 million in Q4 FY09 to $487 million. The increase in broadband and internet revenue was offset by declines in most other revenue lines.

The introduction of bundled fixed access and broadband offers, coupled with a continued focus on customer retention with the StreetFighter programme, has significantly improved net customer churn across Retail’s fixed line portfolio during FY09. Local access revenue declines slowed from 7.9% in Q4 FY08 to 5.3% in Q4 FY09.

Total calling and local service revenues declined by $99 million in FY09 ($23 million in Q4 FY09) compared to a $105 million decline in FY08. Revenue reductions were due to declines in the number of access line customers and associated fall in call minutes, partially offset by CPI increases in local access. The number of Retail access lines at 30 June 2009 decreased by 7.3% when compared to 30 June 2008. The reduction in retail access lines has resulted in a decline in domestic and international outward call minutes.

The launch of the XT Mobile Network in late May 2009 and a continued focus on customer experience across the mobile portfolio has seen annualised gross mobile customer churn within the active base improve by 16% in Q4 FY09 compared to Q4 FY08. As at 30 June 2009, 4% of total mobile connections were on the XT Mobile Network.

Mobile revenues declined by $41 million in FY09 ($3 million decline in Q4 FY09) largely driven by lower voice and data pricing and the reduction of Australian roaming revenues following the closure by Telstra of its CDMA network in Q4 FY08. Mobile data revenues have decreased due to the impact of increased monthly text caps on certain prepaid plans which increased text volume without a corresponding increase in revenue, offset partially by continued growth in mobile broadband. Other mobile revenues reduced as customers delayed device upgrades in the lead-up to the launch of Telecom’s XT Mobile Network.

The number of New Zealand mobile connections, including those relating to Gen-i, increased by 10,000 in FY09 to 2,186,000. Of the 2,186,000 connections at 30 June 2009, 878,000 were post-paid and 1,309,000 were pre-paid.

Broadband and internet revenue increased by $15 million in FY09, principally due to the success of Retail’s micro-marketing campaigns (including Total Home and half-price broadband offers and door-to-door activities) and increasing broadband penetration. These promotions contributed to Q4 FY09 broadband and internet revenue increasing by $2 million when compared to Q4 FY08.

Customers continue to migrate from dial-up to broadband as a result of the successful broadband marketing campaigns noted above. Retail has continued its focus on improving customer experience.

Retail broadband connections increased by 9% from 30 June 2008 to 531,000 as at 30 June 2009. The net connections increased by 12,000 during Q4 FY09. The number of XT mobile customers was 30,222 as at 30 June 2009.

Operating expenses

Sustained focus on cost efficiency and management of XT mobile network migration costs has delivered reductions in operating expenses during FY09 compared to FY08.

Labour costs decreased by $1 million when compared with FY08 as reductions in employee numbers (primarily in customer services as a result of call volume reduction initiatives) were offset by salary inflation and increases in labour costs associated with the XT Mobile Network and NGT programme build. Impacts of the increases in labour costs were predominantly felt in Q4 FY09 resulting in a $1 million increase in labour costs for the quarter.

Other operating expenses reduced by $33 million in FY09 and $3 million in Q4 FY09 when compared to the prior comparative periods due to reductions in mobile upgrade volumes in the lead-up to the XT Mobile Network launch, pro-active reductions in loyalty programme costs and a tighter focus on advertising and communications expenditure.

Internal expenses in the FY09 reduced by $30 million to $664 million ($13 million reduction in Q4 FY09 compared to Q4 FY08) due to Wholesale price adjustments and a 7.3% decline in Retail access lines (as noted above), partially offset by the impact of increased broadband and data connection costs.

Gen-i

The results of Gen-i include those of the New Zealand operation and Gen-i Australia. Previously, the results of Gen-i Australia were included in the results presented as part of Australian Operations.

Gen-i integrates IT and telecommunications services to provide converged ICT solutions for clients across New Zealand and Australia. Gen-i takes world-leading technologies and combines them in a way that produces a business advantage for clients.

Total Gen-i

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues
Local service	120	130	(7.7)	28	32	(12.5)
Calling	180	197	(8.6)	44	49	(10.2)
Interconnection	23	23	—	6	5	20.0
Mobile	197	201	(2.0)	48	52	(7.7)
Data	377	382	(1.3)	92	95	(3.2)
Broadband and internet	26	24	8.3	7	6	16.7
IT services	468	422	10.9	138	135	2.2
Other operating revenue	91	101	(9.9)	11	33	(66.7)
Internal revenue	19	10	90.0	7	9	(22.2)

	1,501	1,490	0.7	381	416	(8.4)

Operating expenses
Labour	330	314	5.1	83	88	(5.7)
Intercarrier costs	70	76	(7.9)	14	19	(26.3)
Other operating expenses	460	416	10.6	133	135	(1.5)
Internal expenses	172	190	(9.5)	44	48	(8.3)

	1,032	996	3.6	274	290	(5.5)

EBITDA	469	494	(5.1)	107	126	(15.1)

FTE employee numbers	2,740	2,619	4.6	2,740	2,619	4.6

The results for Gen-i are presented separately under the headings Gen-i telecommunications solutions and Gen-i IT solutions. Sales and support costs are included within the telecommunications results. Gen-i’s IT solutions business has lower margins and lower capital expenditure requirements than its telecommunications business activities. Many of Gen-i’s clients require an ICT package combining both telecommunications and IT solutions.

Gen-i telecommunications solutions

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %
Operating revenues
Local service	120	130	(7.7)	28	32	(12.5)
Calling	180	197	(8.6)	44	49	(10.2)
Interconnection	23	23	—	6	5	16.7
Mobile	197	201	(2.0)	48	52	(7.7)
Data	377	382	(1.3)	92	95	(3.2)
Broadband and internet	26	24	8.3	7	6	16.7
IT services	19	15	26.7	9	5	80.0
Other operating revenue	74	89	(16.9)	8	26	(69.2)

	1,016	1,061	(4.2)	242	270	(10.3)

Operating expenses
Labour	188	180	4.4	48	45	6.6
Intercarrier costs	70	76	(7.9)	14	19	(26.2)
Other operating expenses	153	141	8.5	44	43	2.3
Internal expenses	170	190	(10.5)	42	48	(12.5)

	581	587	(1.0)	148	155	(4.5)

EBITDA	435	474	(8.2)	94	115	(18.3)

FTE employee numbers	1,207	1,220	(1.1)	1,207	1,220	(1.1)

Operating revenues

Traditional voice revenues continued to reduce in line with industry trends as increased competition, regulation and technology drive down pricing with local service revenues down by 7.7% to $120 million and calling revenues down by 8.6% to $180 million in FY09. The reductions in calling and local service revenues primarily reflect reductions in price with some reductions in calling volumes. These factors led to a local service revenue decline in Q4 FY09 of $4 million and a calling revenue decrease of $5 million when compared to Q4 FY08.

Mobile revenue remained relatively flat in FY09 when compared to FY08, with lower unit prices for voice being offset by growth in mobile data.

Data revenues of $377 million for FY09 and $92 million in Q4 FY09 were largely unchanged despite price competition and the migration of a number of customers to Wholesale. Other operating revenue for FY09 was down 16.9% to $74 million, reflecting lower revenues in Australia, primarily due to declining revenues from the CBA contract more than offsetting the growth experienced in the Australian mid-market sector.

Operating expenses

Labour costs grew by 4.4% to $188 million in FY09 when compared with FY08, reflecting pay increases and increased Australian headcount to support the Australian revenue and earnings growth. During Q4 FY09, these factors led to labour costs increasing by 6.6% to $48 million.

Other operating expenses for FY09 were up 8.5% to $153 million to support the revenue growth in IT services and higher volumes in the procurement line of business. Intercarrier expenses declined 7.9% to $70 million in FY09. Mobile cost of sales were comparable with last year, with the launch of the new XT Mobile Network in Q4 offsetting the lower cost of sales for the CDMA Network in Q3 FY09. Intercarrier costs declined during Q4 FY09 when compared to Q4 FY08.

Internal expenses declined by $20 million to $170 million in FY09 ($6 million decline in Q4 FY09 when compared to $48 million in Q4 FY08) reflecting a reduction in internal charges for international services and lower field services charges from Chorus. This was partially offset by an increase in internal charges from Wholesale due to growth in the volume of One Office services.

Gen-i IT solutions

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
IT services	449	407	10.3	129	130	(0.8)
Other operating revenue	17	12	41.7	3	7	(57.1)
Internal revenue	19	10	90.0	7	9	(22.2)

	485	429	13.1	139	146	(4.8)

Operating expenses
Labour	142	134	6.0	35	43	(18.6)
Internal expenses	2	—	NM	2	—	NM
Other operating expenses	307	275	11.6	89	92	(3.3)

	451	409	10.3	126	135	(6.7)

EBITDA	34	20	70.0	13	11	18.2

FTE employee numbers	1,533	1,397	9.7

Operating revenues

IT solutions revenue grew in the FY09 by 13.1% to $485 million (although there was $7 million decrease in Q4 FY09) when compared to the prior comparative period, due to growth in all major areas. Q4 was down compared with last year due to lower revenues in professional services and franchise operations.

Operating expenses

Overall operating expenses increased by 10.3% in FY09 to support the revenue growth of 13.1%,

Labour costs have increased by $8 million when compared to FY08. This increase to $142 million reflects the increased headcount to deliver additional professional services and IT solutions outsourcing. Labour costs grew faster than headcount due to a changing mix in skill sets and wage inflation increases in the IT sector.

Other operating expenses in FY09 increased by 11.6% to $307 million primarily due to increased cost of sales driven by higher procurement revenues. The $3 million decrease in Q4 FY09 was due to lower cost of sales and commission payments in line with lower professional services revenues in the quarter.

EBITDA

For the full year, there was significant earnings growth in procurement, professional services and outsourced services, reflecting new customers contracted during FY08, continued cross selling to existing clients and efficiencies gained through a number of initiatives. EBITDA as a percentage of sales increased as growth in revenue was greater than the growth in costs.

AAPT

AAPT is an Australian telecommunications provider that owns and operates its own national voice and data network. In addition, AAPT has an exclusive wholesale arrangement to access iiNet’s ADSL2+ network, which means it can offer DSL coverage in 343 exchanges across major Australian cities and large metropolitan areas.

AAPT’s customer segments are Wholesale, Business Solutions and Consumer. The Australian Wholesale operation is focusing on ‘on-net’ data and internet sales and securing key clients to reduce overall exposure to declines from the traditional calling business. The Business Solutions operation is also focused on selling ‘on-net’ products (especially data and internet) to a more narrowly defined market segment. The Consumer operation has recommenced marketing initiatives, is transitioning to an offshore call centre in Manila as well as adjusting prices to address unprofitable revenues. There was further migration of retail customers to Hyperbaric with a view to longer-term growth in the consumer market.

To eliminate the impact of foreign exchange rate movements, AAPT’s results are presented in Australian dollars (‘A$’).

	Year ended 30 June			Quarter ended 30 June
	2009 A$m	2008 A$m	Change %	2009 A$m	2008 A$m	Change %

Operating revenue and other gains
Local service[1]	24	22	9.1	6	7	(14.3)
Calling[1]	282	342	(17.5)	64	77	(16.9)
Interconnection	19	15	26.7	4	4	—
Mobile	33	39	(15.4)	8	9	(11.1)
Data	130	132	(1.5)	33	31	6.5
Broadband and internet	163	169	(3.6)	39	42	(7.1)
Resale[1]	268	318	(15.7)	62	76	(18.4)
Other operating revenue	20	26	(23.1)	7	7	—
Internal revenue	16	15	6.7	3	5	(40.0)
Other gains	—	7	(100.0)	—	—	—

	955	1,085	(12.0)	226	258	(12.4)

Operating expenses
Labour	151	167	(9.6)	35	42	(16.7)
Intercarrier costs[2]	527	614	(14.2)	121	141	(14.2)
Other operating expenses[2]	146	172	(15.1)	35	42	(16.7)
Internal expenses	59	57	3.5	13	13	—

	883	1,010	(12.6)	204	238	(14.3)

EBITDA	72	75	(4.0)	22	20	10.0

FTE employee numbers	1,226	1,361	(9.9)

[1]	Following a review of the integration of PowerTel's results into AAPT, a reclassification from local service revenue to calling and resale revenue has been made in the comparative periods presented.
[2]	Includes the impact of A$8 million reclassification between intercarrier costs and other operating expenses relating to prior quarters of FY08

Operating revenues and other gains

Operating revenues decreased by A$130 million in FY09 to A$955 million and by A$32 million in Q4 FY09 to A$226 million. The major driver of this decline was a 24% drop in Consumer services when compared to the prior comparative period, partially offset by Consumer price realignment. Other gains of A$7 million in FY08 related to the one-off gain on sale of a mobile customer base.

Calling revenue decreased by A$62 million to A$282 million in FY09 (A$15 million decline in Q4 FY09 to A$64 million) when compared to the prior comparative period due to the impact of lower consumer services. This also impacted resale revenue, which declined by A$50 million year-to-date and by A$14 million in Q4 FY09.

Operating expenses

Labour costs of A$151 million decreased in FY09 by A$16 million (A$7 million decline in Q4 FY09) when compared to prior periods due to 10% lower headcount. Partially offsetting this has been the move to bring network maintenance in-house which has favourably impacted other operating expenses.

Intercarrier costs of A$527 million reduced by A$87 million due to the reduction in Consumer services and cost savings from moving customers ‘on-net’.

Other operating expenses of A$146 million in FY09 reduced by A$26 million or 15% when compared to the prior comparative period. The reduction is driven by savings in outsourcing through the transition to an offshore call centre in Manila and no longer incurring Hyperbaric launch related costs. Further cost reductions were also achieved due to reduced restructuring costs, significant data storage cost reductions, IT support contract renegotiation and bringing network maintenance in-house. Increased marketing in the consumer and business segments has partially offset these reductions.

Technology & Shared Services

Telecom’s Technology & Shared Services (‘T&SS’) division maintains and develops all of Telecom’s New Zealand shared IT and network operations. The T&SS team ensures Telecom’s IT, infrastructure and architecture is aligned with the wider Group’s business objectives. In addition to the core technology teams, the Shared Services function supports Telecom in areas such as accounts payable, procurement and supply chain, provisioning, billing, engineering, operations and information management.

T&SS’ revenue includes any revenue not directly associated with another business unit or Corporate.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Other operating revenue	26	27	(3.7)	7	10	(30.0)
Internal revenue	22	14	57.1	5	3	66.7

	48	41	17.1	12	13	(7.7)

Operating expenses
Labour	99	97	2.1	23	22	4.5
Other operating expenses	292	298	(2.0)	60	59	1.7
Internal expenses	144	137	5.1	38	38	—

	535	532	0.6	121	119	1.7

EBITDA	(487)	(491)	(0.8)	(109)	(106)	2.8

FTE employee numbers	1,584	1,607	(1.4)

Operating revenues

T&SS’ other operating revenues are primarily related to the Telecommunications Service Obligation. The variances to prior period for FY09 and Q4 FY09 reflect the final determinations issued by the Commerce Commission during the year, for which estimations had previously been made. Internal revenue was $8 million higher in FY09 and $2 million higher in Q4 FY09 due to charges for Wholesale’s equipment in T&SS’ exchanges, which was not charged in FY08.

Operating expenses

Labour costs increased by $1 million in Q4 FY09 when compared to Q4 FY08 due to lower recoveries to capital programmes. For FY09 compared to FY08, there was a net increase of $2 million relative to the prior comparative period due to higher staffing levels in the early months of FY09.

Other operating expenses in FY09 reduced by 2% to $292 million and slightly increased by $1 million in Q4 FY09 when compared to Q4 FY08 reflecting the continuing cost efficiency and cost control, with the increase in Q4 due to higher network support costs.

Internal expenses increased by $7 million during FY09 when compared to the comparative period. This increase arose from additional co-location expenses due to an increase in T&SS equipment in Chorus’ exchanges.

Corporate

Telecom is supported by a corporate centre, which provides leadership, finance, communications, strategy, human resources and legal functions across Telecom. Revenue includes any revenue not directly associated with a business unit, for example dividends received from Southern Cross.

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Operating revenues
Other operating revenue	90	98	(8.2)	2	36	(94.4)
Internal revenue	1	4	(75.0)	—	(2)	(100.0)

	91	102	(10.8)	2	34	(94.1)

Operating expenses
Labour	53	65	(18.5)	16	18	(11.1)
Other operating expenses	80	83	(3.6)	25	25	—
Internal expenses	2	2	—	2	2	—

	135	150	(10.0)	43	45	(4.4)

EBITDA	(44)	(48)	(8.3)	(41)	(11)	NM

FTE employee numbers	204	178	14.6

Operating revenues

Operating revenue is primarily dividends received from Southern Cross which vary in amount and timing. The Southern Cross dividends received in FY09 were $79 million compared to $89 million in FY08. Telecom did not receive any dividends in Q4 FY09 ($34 million received in Q4 FY08).

Operating expenses

Labour costs have decreased by $12 million when compared with FY08 and by $2 million in Q4 FY09 when compared to Q4 FY08. There was an $8 million of labour costs charged to the Operational Separation program which was centrally managed by the Corporate business units in FY08. In FY09, most of the cost was dispersed to the other business units which are reflected in the decrease in labour costs in FY09.

Other operating costs decreased by $3 million in FY09 also due to the operational separation costs which were managed centrally by Corporate in FY08. Corporate’s other operating expenses remained stable in Q4 FY09 compared to Q4 FY08.

Group cash flow

	Year ended 30 June
	2009	2008	Change
	$m	$m	%
Cash flows from operating activities	1,551	1,685	(8.0)
Cash flows from investing activities	(1,282)	(890)	44.0
Cash flows from financing activities	(880)	(2,036)	(56.8)
Foreign exchange movement	93	51	82.4

Net movement in cash	(518)	(1,190)	(56.5)

Detailed disclosure of the above line items is included in Telecom’s financial statements which accompany this management commentary.

Net cash from operating activities

Net cash from operating activities decreased by $134 million in FY09. This was due to an increase in payments to suppliers and employees of $200 million due to timing differences of payments when compared to FY08 and a decrease in interest received. Interest income was lower in FY09 than FY08 due to the return of cash to shareholders in FY08. Offsetting those increases were a reduction in tax paid of $71 million and a reduction in interest paid due to lower average levels of debt.

Net cash from investing activities

Net cash from investing activities decreased by $392 million in FY09. Investing activities include the expenditure on the purchase of property, plant and equipment, and intangible assets (capital expenditure) that is presented in the table below. The decrease related to an increase in capital expenditure, detailed below, and a decrease in cash converted from short-term investments.

Net cash flow from financing activities

Cash flows for financing activities largely reflect borrowing activities and dividend payments to shareholders. In FY09 net cash outflow from financing activities decreased by $1,156 million in FY09 as Telecom returned $1,113 million in FY08 without a similar return in FY09. During FY09 Telecom issued $400 million and repaid $735 million of long-term debt and paid dividends of $420 million to shareholders.

Capital expenditure

	Year ended 30 June			Quarter ended 30 June
	2009 $m	2008 $m	Change %	2009 $m	2008 $m	Change %

Transformation and regulation
XT Mobile Network	315	154		60	68
FTTN	126	11		34	10
FNT	150	44		41	11
NGT Retail	55	20		33	10
Separation	123	46		51	22
Other regulatory	11	22		2	6

Total transformation and regulation	780	297	NM	221	127	74.0

Business sustaining
IT systems	66	116		20	40
Gen-i	78	129		15	54
AAPT	89	93		30	40
Southern Cross capacity	44	16		—	—
Network maintenance and growth	201	277		58	77
New products and services	6	18		—	2
Other business sustaining	49	41		21	15

Total business sustaining	533	690	(22.8)	144	228	(36.8)

Total	1,313	987	33.0	365	355	2.8

Total capital expenditure of $1,313 million for FY09 increased by $326 million (33%) compared to the same period last year with the increases primarily driven by transformation and regulation programmes.

Transformation and regulation

Telecom successfully launched the XT Mobile Network in Q4 FY09. This was the result of planning and execution with a capex spend this year alone of $315 million. This year’s capital spend focused on the physical network implementation while last year’s spend focused on site acquisition.

FTTN investment in FY09 of $126 million is part of the $500 million programme that began in Auckland in February 2008 with the installation of the first of a nationwide network of roadside cabinets. This investment will deliver on Telecom’s regulatory commitments to enable broadband connections at speeds of at least 10Mbps to 80% of New Zealanders by the end of December 2011.

Fixed Network Transformation (‘FNT’) will deliver Telecom’s core VoIP platform for voice and broadband products, forming the cornerstone of our next generation network investment. This programme has significantly accelerated its activity in preparation for launch of our Retail primary line voice service, which consumes relevant Wholesale Services, by December 2009.

Separation driven investment has intensified since the signing of the Undertakings on 31 March 2008. Telecom launched its basic and enhanced UBA products in Q1 FY09, and has continued the development of other regulated products to be launched predominately in December 2009. Implementing the systems changes required to meet the immediate separation commitments has been a focus.

Business Sustaining

As Telecom’s investment focus shifts to Transformation and Regulation investment levels for business sustaining activities have been contained. The two key areas of reduction have been in network maintenance and growth, and IT systems. Some of the fixed network growth requirements have been met through the FTTN programme, and Telecom is directing investment from legacy systems towards “future mode” applications being delivered under the transformation and regulation programmes.

Dividend policy and long-term capital management

Long-term capital management

The Board continues to be committed to Telecom maintaining ‘single A’ credit ratings from both Moody’s Investors Service and Standard & Poor’s and its capital management policies are designed to ensure this objective is met. Relevant factors include Telecom’s debt profile, operating outlook, and cash flow. As a guide, the Board expects Telecom to maintain a relatively stable capital structure with the intention that, in normal circumstances, the ratio of net debt to EBITDA would not materially exceed 1.7 times on a long-run basis. Telecom currently has the following long-term credit ratings: Standard & Poor’s A (outlook stable) and Moody’s Investors Service A3 (outlook stable).

Ordinary dividends

Telecom has previously advised its intention, subject to there being no material adverse changes in circumstances or operating outlook, is to pay dividends of 24 cents per share for FY09 and FY10. Telecom anticipates no imputation of dividends for FY09 and FY10.

For FY11, Telecom anticipates partial imputation however this prediction is highly sensitive to a number of factors. Telecom will provide an update on the imputation credits along with its update on the FY11 dividend policy in the first half of the 2010 calendar year. To the extent that dividends are not fully imputed the size of any supplementary dividend declared will be reduced on a pro-rata basis.

In accordance with this approach, a dividend of 6.0 cents per share has been declared in respect of Q4 FY09. No imputation credits will be attached to this dividend and consequently no supplementary dividend has been declared.

Fourth quarter ordinary dividends
Ordinary shares	6.0 cents
American Depositary Shares [1]	US 16.24 cents

“Ex” dividend dates
New Zealand Exchange	7 September 2009
Australian Stock Exchange	31 August 2009
New York Stock Exchange	1 September 2009

Books closing dates
New Zealand, Australian Stock Exchanges	4 September 2009
New York Stock Exchange	3 September 2009

Payment dates
New Zealand, Australia	18 September 2009
New York	25 September 2009

[1]

Based on an exchange rate at 8 July 2009 of $1.00 to US$0.6370 and a ratio of five ordinary shares per one American Depositary Share. The actual exchange rate used for conversion is determined in the week prior to payment when the Bank of New York performs the physical currency conversion.

Dividend Reinvestment Plan

The Dividend Reinvestment Plan has been retained. For the Q4 FY09 dividend there is a 3% discount to the prevailing market price applied to ordinary shares issued under the Dividend Reinvestment Plan. The last date for shareholders to elect to participate in the Dividend Reinvestment Plan for the Q4 FY09 dividend approved on 20 August 2009 is 4 September 2009.

Competition, regulation and litigation

The significant changes in Telecom’s competitive and regulatory environment since 31 March 2009 are set out below. This should be read in conjunction with the competitive and regulatory disclosures, such as operational separation and the Telecommunications Service Obligations (‘TSO’), as set out in Telecom’s 2009 Annual Report, which is available online at: http://investor.telecom.co.nz

New Zealand

UCLL continued momentum during Q4 FY09 as Telecom opened further exchanges to competitors for broadband and telephone services. The main competitors participating in UCLL are Vodafone and Orcon.

These moves by Telecom’s competitors further increase competition and consumer choice in the New Zealand mobile telecommunications market with the likely effect of lowering overall sales prices and resulting margins.

Government fibre announcement

On 31 March 2009 the Government announced a draft proposal for comment relating to the Broadband Investment Initiative. The Government’s goal is to accelerate the roll-out of ultra-fast broadband to 75% of New Zealanders, concentrating in the first six years on priority broadband users such as businesses, schools and health services, plus green field developments and certain tranches of residential areas. The Government proposes to support this with a Government investment of up to $1.5 billion alongside additional private sector investment, and open-access infrastructure.

The draft proposal indicates a Government intention to create a Crown-owned investment company (CFIC) which will be the vehicle for investing the Government’s $1.5 billion. The CFIC will operate contestable processes to select partner shareholders in 25 regions for Local Fibre Companies (LFCs). It is intended that each LFC will operate as a fibre infrastructure carrier. They will be required to provide dark fibre access and will not provide retail services.

The discussion document noted a number of risks including that the investment fund could be insufficient to meet the policy objectives, possible duplication of networks and Telecom having committed to investments under the Operational Separation Undertakings that it would not have made given the Government’s investment in a fibre network.

Telecom and other parties submitted on 27 April 2009. The indicative timeline was that there would be a report back to Cabinet at the end of May, appointment of the CFIC in mid June and tender processes released from mid August 2009, however the Minister has indicated that these dates are being pushed back as the submissions are being considered.

Regulatory reform

The Government has announced a Regulatory Review Programme for 2009 and 2010. The Telecommunications Act 2001 is proposed for review within the regulatory review programme for 2009, including a review of the mechanisms for determining prices for regulated services. The review also stated that the Telecommunications Service Obligation (TSO) and the Kiwi Share requirements for the ownership and corporate governance of Telecom would be considered; however recent development suggests that these aspects of the Telecommunications Act 2001 will remain untouched. In addition, the Cabinet Paper signals proposed reviews of the regulatory institutions in New Zealand – the Electricity Commission and the Commerce Commission.

The Commission is currently consulting on a Guideline on WACC for regulated businesses. Telecom will submit on the draft Guideline.

Operational separation

Operational separation was introduced on 31 March 2008, following acceptance by the Minister of Communications of Telecom’s Separation Plan, submitted on 25 March 2008. Some of the requirements took effect from 31 March 2008, although the majority did not take effect until 1 July 2008.

Telecom’s Separation Plan incorporates a comprehensive set of separation undertakings (‘the Undertakings’) which provide for a robust operational separation of Telecom into an access network unit, a wholesale unit, and retail units, acting at arm’s-length from each other (and, in the case of the access network unit, on a standalone basis) in relation to ‘relevant services’. The Undertakings also provide for a staged implementation of equivalence requirements on key fixed network access services, as well as a significant acceleration of Telecom’s cabinetisation and FNT migration plans.

Telecom has negotiated its first variation to the Undertakings (granted in May 2009). The variation delayed some of the milestone dates for the migration to equivalence but Telecom also committed to bringing forward the delivery of some products. It is anticipated that there will be further variations of the Undertakings

Accounting separation

On 25 March 2009 the Commission issued the final regulatory requirements for the accounting separation of Telecom. Under the requirements, Telecom must publish financial and other information about its retail, wholesale and network business activities. Limited transitional accounts are required for the period FY09 and these will be released by 31 December 2009. In FY10 some additional information and product statements will also be required.

UCLL backhaul and UBA backhaul standard terms determinations

In June 2008, the Commission determined the price and non-price terms for UCLL Backhaul and UBA Backhaul services. This pricing is based on benchmarking against prices for similar services in comparable countries that use a forward-looking cost-based pricing method. The Commission has defined a pricing structure for both services based on distance bands and data transmission speeds. For UCLL backhaul the regulation of transmission links is determined by a competition test. Application of that competition test results in some transmission links between exchanges within major centres and also between towns and cities being left unregulated. The Commission has recently commenced a review to apply the competition test to determine which links should be included in the regulated service. In the UBA backhaul context the competition test does not apply until December 2009. No application for a final pricing review, using a TSLRIC methodology, was made to the Commission.

Sub-loop related services standard terms determinations

The Commission’s sub-loop standard terms determination process incorporates three services – sub-loop, co-location and backhaul.

The Commission released its final standard terms determination for the sub-loop UCLL service and the related co-location and backhaul services in June 2009. The initial pricing approach for these sub-loop services is the same as for the UCLL family of services set out above. The Commission determined an urban and non-urban monthly rental for the sub-loop UCLL service. The monthly rental for sub-loop co-location service is based on the recovery of Telecom’s cabinet cost. An access seeker must pay the portion of the cabinet cost that reflects the proportion of occupied space that its active equipment uses in that cabinet. The monthly rental charge is calculated on a cabinet by cabinet basis. Finally, the Commission determined that Telecom must provide 1 Gbps Ethernet backhaul service. The monthly rental for the sub-loop backhaul service is set in accordance with a fibre based pricing model where the monthly charge is determined by dividing the average cost of providing fibre links between the cabinet and the exchange by the number of fibres used at that specific cabinet and adding the cost of Telecom active equipment in the exchange. The charge is calculated on a cabinet by cabinet basis. On release of the decision many operators publicly stated that they would not take sub-loop unbundling.

All parties now have the opportunity to consider whether to appeal, judicially review or to seek a final pricing review application based on TSLRIC.

Next generation networks study

In March 2008 the Commission commenced a study under Section 9A of the Telecommunications Act into Next Generation Networks. The objective of the study is to establish an understanding of the opportunities and challenges of investment in Next Generation Networks. The Commission issued a report in May 2009 indicating that it would undertake further work on regulatory principles, IP interconnection and monitoring demand for NGN services.

TSO Cost Calculation

2003/2004

Vodafone appealed the Commission’s TSO decision on the cost of the TSO for the 2003/2004 year, but the appeal was dismissed by the High Court in December 2007. Vodafone is seeking leave to appeal the High Court’s decision. Telecom has opposed the application for leave. The Court of Appeal heard the matter in February 2009. Judgment is pending.

2004/2005 and 2005/2006

The Commission released final determinations on the cost of the TSO for 2004/2005 and 2005/2006 in September 2008. Telecom has filed motions to appeal and judicially review the 2004/2005 and 2005/2006 determinations. Vodafone has also appealed and sought judicial review of the determinations. On 1 December 2008 the Court made orders by consent that Telecom and Vodafone’s appeals and judicial review proceedings be heard together. A five day hearing has been allocated starting 10 August 2009.

2006/2007 and 2007/2008

The Commission released draft determinations on the cost of the TSO for 2006/2007 in November 2008 and 2007/2008 in December 2008. In the draft determinations the Commission adopted the same approach to technology change and its impact on WACC as in the 2004/2005 final determination referred to above.

Telecom has filed submissions in response to the draft determinations on 16 January 2009 repeating its opposition to the Commission’s approach on this issue. Telecom’s cross submissions to Vodafone’s submissions were made by 2 February 2009. Telecom awaits the Commission’s release of its final determinations, but Telecom has not received any indication as to when that will occur.

Mobile co-location standard terms determination

The Commission issued its final standard terms determination in respect of mobile co-location on 11 December 2008. Telecom is currently implementing the service delivery requirements.

National roaming

On 5 September 2008, the Minister for Communications and Information Technology wrote to the Commerce Commission asking the Commission to consider whether there were reasonable grounds to commence an investigation into whether regulation of national roaming should be extended to include price. In June 2009 the commission announced that it intended to commence such an investigation in August 2009.

Trans-Tasman mobile roaming

The Telecommunications Commissioner wrote to various parties in August 2008 advising that he had been in discussions with the Australian Competition and Consumer Commission (‘ACCC’) about the possibility of a joint inquiry into trans-Tasman mobile roaming rates. The Commission has not launched a formal review but has sought preliminary information from the industry. There has been no update from the Commission during Q4 FY09.

Mobile termination access services

In May 2008, the Telecommunications Commissioner wrote to telecommunications service providers to advise them that he was considering commencing an investigation into whether to recommend to the Government that a new regulated service be added to the Telecommunications Act regarding mobile-to-mobile and text message termination services. The Commission released an issues paper on 8 August 2008 and sought submissions by 5 September 2008. On 6 November 2008 the Commission announced that it will commence an investigation into whether mobile termination access services (incorporating mobile-to-mobile voice termination, fixed-to-mobile voice termination and short-message-service termination) should become regulated services under Schedule 1 of the Act. In January 2009 Telecom, Vodafone and 2 Degrees submitted undertakings under Schedule 3A of the Telecommunications Act, as an alternative to the Commission proposing a regulatory change.

The Commission released its draft determination on 30 June 2009 proposing to reject the undertakings and recommend regulation. The Commission’s preliminary view, based on its overseas benchmarks, is that the initial cost-based termination rates in 2009 should be 7.2 cents per minute for mobile voice calls (as compared to 15 cents per minute) and 0.95 cents per text, with these rates reducing to 3.8 cents per minute for mobile voice calls and 0.5 cents per text by 2015. Telecom will make submissions to the Commission. The Commission aims to make a final recommendation to the Minister due late December 2009.

Commerce Act and Fair Trading Act investigations and inquiries

The Commission has open Fair Trading Act investigations, including in respect of Telecom’s broadband marketing campaigns.

Commerce Act litigation

In March 2004, the Commission issued proceedings against Telecom claiming that its implementation and maintenance of new retail and wholesale high speed data transmission service pricing since 1998 constituted a breach by Telecom of section 36 of the Commerce Act (abuse of a dominant position/taking advantage of market power). The Commission seeks a declaration that section 36 of the Commerce Act was breached, a pecuniary penalty, and costs. The trial was completed in early August 2008. The courts decision has not yet been determined.

In July 2000, the Commission issued a proceeding against Telecom claiming that the introduction of 0867 constituted a use by Telecom of its dominant position for proscribed purposes. The Commission sought a declaration that this contravened section 36 of the Commerce Act, a pecuniary penalty, and costs. There was a six week trial in the Auckland High Court, which concluded on 26 September 2007. In a judgment issued on 16 April 2008, the High Court dismissed the Commission's proceeding, holding that Telecom's introduction of 0867 did not breach section 36 of the Commerce Act. The Commission appealed the judgment. Telecom applied to support the judgment on an additional ground. The appeal was heard in March 2009. Telecom was successful as the Court of Appeal judgment released on 4 August 2009 dismissed the Commission’s appeal.

Telecommunications Act litigation

In April 2007, Vodafone appealed the Commerce Commission’s 2003/2004 TSO Determination. The appeal was dismissed in the High Court in December 2007, however Vodafone appealed to the Court of Appeal. The appeal was heard in February 2009. Judgment is pending.

In October 2008 both Telecom and Vodafone appealed and judicially reviewed the Commission’s 2004/2005 and 2005/2006 TSO determination. Telecom is challenging the Commission’s reduction in the Weighted Average Cost of Capital (WACC) on grounds that the Commission wrongly reduced the asset beta which is a key component in the WACC. The hearing of both parties’ appeals and judicial review proceedings was scheduled to start on 10 August 2009. Telecom awaits judgment.

Radiocommunications Act litigation

2 Degrees Mobile Limited (formerly New Zealand Communications Limited) complained of interference to its mobile network from Telecom’s W850 base stations. The parties resolved this issue by agreement on 17 April 2009 the terms of which are confidential. Vodafone also complained of interference to its 900MHz mobile network. Vodafone issued injunction proceedings on 30 April 2009 and there was a High Court hearing on 6 May 2009. The parties reached a settlement of this dispute on 7 May 2009 the terms of which are confidential.

Fair Trading Act litigation

The Commission has laid charges against Telecom for alleged breaches of the Fair Trading Act in relation to a retail broadband advertising campaign that was run from October 2006. The allegation is that Telecom engaged in conduct that was liable to mislead the public as to the characteristics of services and made false or misleading representations about the performance characteristics of the retail plan at issue. Telecom is responding to a request for further information from the Commission. Pending completion of this process, Telecom remains in a position where it cannot quantify the potential impact of penalties or customer refunds should a Court ultimately find in favour of the Commission.

Other litigation

Sintel (in liquidation) issued proceedings against Telecom, relating to Telecom’s audio text business in the 1990s. The matter was settled, but Sintel’s liquidators sought to overturn the settlement agreement with various claims against Telecom, including fraud. Sintel filed an amended statement of claim, increasing the value of the claim to $61 million. Telecom attended mediation in 1 December 2008 which was unsuccessful. However, subsequent settlement discussions resulted in the parties reaching a settlement the terms of which are confidential.

Asia Pacific Telecommunications Limited has also issued proceedings against Telecom in relation to its audio text business. The total claim is for approximately US$17 million plus an unquantifiable inquiry into damages based on the alleged breach of fiduciary duty. Asia Pacific Telecommunications Limited is undertaking further inspection so that it can quantify the losses it says Telecom caused as a result of Telecom’s alleged breach of fiduciary duty. Telecom is reviewing its position in light of these developments. Telecom believes it has a strong defence for the majority of the claim. The High Court has allocated a tentative date for a six week hearing starting 14 June 2010.

Telecom is also participating with the Independent Oversight Group inquiry into whether loyalty discounts offered by Wholesale comply with the operational separation Undertakings. A decision is pending. The Commerce Commission may also open investigations in relation to these offers under the Telecommunications Act and/or the Commerce Act.

Telecom has other ongoing Commerce Commission claims and investigations, none of which are expected to have significant effect on the financial position or profitability of Telecom.

Australia

Unbundled local loop service determination

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the Australian Competition and Consumer Commission in an unbundled local loop service arbitration be set aside on administrative law grounds. Telstra’s case was dismissed in July 2009.

Telstra Corporation Limited commenced proceedings in April 2008 in the Federal Court of Australia seeking an order that the final determination made by the Australian Competition and Consumer Commission in line sharing service arbitration be set aside on administrative law grounds. Telecom, amongst others, was a defendant in these proceedings. Telstra’s case was dismissed in November 2008.

Telecom cannot reasonably estimate the adverse effect (if any) on Telecom if any of the foregoing outstanding claims are ultimately resolved against Telecom's interests. There can be no assurance that such litigation will not have a significant effect on Telecom's business, financial condition, position, results of operations or profitability.

Future expectations

Telecom currently expects the following outcomes for the year ending 30 June 2010:

•	Adjusted EBITDA to be between a decline of 1% and an increase of 2%, subject to potential economic risks;

•	Dividends from Southern Cross of between $50 million to $80 million;

•	Depreciation and amortisation of $1,000 million to $1,060 million;

•	Adjusted effective tax rate of approximately 28%;

•	Adjusted net earnings after tax of $370 million to $410 million;

•	Capital expenditure of between $1,100 million and $1,200 million.

Adjusted EBITDA guidance of a decline of 1% to an increase of 2% represents a significant change in trajectory from the current year decline of 6.5%. The key drivers of this turnaround are:

•	Reduction in fixed line churn in Retail;

•	Differentiation in Gen-i to slow the decline in telecommunication solutions;

•	Growth in core wholesale products (PSTN and broadband) which is greater than the loss to UCLL;

•	Growth in new wholesale products such as commercial backhaul;

•	Significant cost out programmes; and

•	Returning to growth in mobile revenue while managing the associated direct costs.

This outlook is based on the current regulatory environment and economic, market and competitive conditions, which are expected to change over time. Accordingly, this outlook is subject to material change. Telecom’s ability to achieve this outlook is subject to significant risks. Further details on Telecom’s risk factors are included in Telecom’s Annual Report, available at: http://investor.telecom.co.nz.

Forward-looking statements

This management commentary includes forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of Telecom. Such forward-looking statements are based on the beliefs of management as well as on assumptions made by and information currently available at the time such statements were made.

These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond Telecom’s control, and which may cause actual results to differ materially from those projected in the forward-looking statements contained in this management commentary. Factors that could cause actual results or performance to differ materially from those expressed or implied in the forward-looking statements are discussed herein and in the Q4 FY09 investor presentation, the Q4 media release and in the risk factors and forward-looking statement disclaimer in Telecom’s annual report on Form 20-F for the year ended 30 June 2009 to be filed with the U.S. Securities and Exchange Commission. Except as required by law or the listing rules of the stock exchanges on which Telecom is listed, Telecom undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Non-GAAP financial measures

Telecom results are reported under International Financial Reporting Standards (IFRS). This management commentary includes non-GAAP financial measures which are not prepared in accordance with IFRS. The non-GAAP financial measures used in this presentation include:

1.	Earnings before interest, tax, depreciation and amortisation (‘EBITDA’). Telecom calculates EBITDA by adding back depreciation, amortisation, finance expense, share of associates’ losses and taxation expense to net earnings/(loss) from continuing operations less finance income

2.	Capital expenditure. Capital expenditure is the additions to property, plant and equipment and intangible assets, excluding goodwill and other non-cash additions that may be required by IFRS such as decommissioning costs.

3.	Adjusted earnings before interest, tax, depreciation and amortisation (‘Adjusted EBITDA’)

4.	Adjusted net earnings

Telecom believes that these non-GAAP financial measures provide useful information to readers to assist in the understanding of the financial performance, financial position or returns of Telecom, but that they should not be viewed in isolation, nor considered as a substitute for measures reported in accordance with IFRS. Non-GAAP financial measures as reported by Telecom may not be comparable to similarly titled amounts reported by other companies.

Glossary

The following terms included in this management commentary have the following meanings:

‘ACCC’	means Australian Competition and Consumer Commission.

‘ADSL’	means Asymmetric Digital Subscriber Line, a technology for delivering a high bit rate data link to customers over ordinary copper wire.

‘ATM’	means Asynchronous Transmission Mode, a data transport technology suite that uses fixed length cells to transfer the data.

‘CDMA’	means Code Division Multiple Access, a technology used in digital mobile networks.

‘CFIC’	Crown-owned Investment Company

‘EBITDA’	Earnings before interest, tax, depreciation and amortisation

‘LFC’	Local Fibre Companies

‘DSL’	means Digital Subscriber Line, a family of communications technologies allowing high-speed data over existing copper-based telephony plant in the local loop.

‘FNT’	means fixed network transformation.

‘FTE’	means full time equivalent employees.

‘FTTN’	means Fibre to the node

‘Gbps’	means Gigabytes per second

‘ICT’	means Information and Communication Technologies.

‘ISDN’	means the Integrated Services Digital Network, a switched digital transmission network that can carry a range of digitised voice, data and images. Basic Rate Access offers 128 Kbit/s capacity on two channels and Primary Rate Access offers 2 Mbit/s capacity on 30 channels.

‘Kiwi Share’	means the one preference share held by the New Zealand Government in Telecom.

‘NGT’	means Telecom’s Next Generation Telecom business model.

‘NM’	Not meaningful

‘NGN’	means Next Generation Networks.

‘NPAT’	Net profit after tax

‘PSTN’	means the Public Switched Telephone Network, a nationwide dial-up telephone network used, or intended for use, in whole or in part, by the public for the purposes of providing telecommunication between telephone devices.

‘Southern Cross’	means Southern Cross Cables Group which consists of two sister companies Southern Cross Cables Holdings Limited and Pacific Carriage Holdings Limited.

‘SME’	Small Medium Enterprises.

‘TSLRIC’	means the Total Service Long Run Incremental Cost methodology for determining the cost of a service.

‘TCF’	means the Telecommunication Carriers’ Forum.

‘TSO’	means the Telecommunications Service Obligation recorded in the Telecommunications Service Obligation Deed for Local Residential Telephone Service between the Crown and Telecom New Zealand Limited, dated December 2001.

‘UBA’	means unbundled bitstream access.

‘UCLL’	means unbundled copper local loop.

‘VoIP’	means Voice over Internet Protocol, a term used in IP telephony for managing the delivery of voice information using the IP.

‘W-CDMA’	means wide band code division multiple access.

Appendix 1 – Supplemental information

The following supplemental information gives additional information on the Group’s operations after the elimination of the new internal trades. This supplemental information will be given for the remainder of FY09. For FY10 we plan to consult with a selection of users of this information to determine the appropriate level of disclosure for future periods. This analysis is split between New Zealand operations and Australian operations:

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Summarised income statement:
Revenue:	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m	$ m
Local service	260	260	257	256	1,033	257	251	251	254	1013
Calling	225	218	221	218	882	221	235	218	203	877
Interconnection	35	35	33	34	137	34	32	34	30	130
Mobile	199	201	196	188	784	187	188	180	182	736
Data	106	110	104	110	430	106	108	108	106	428
Broadband and internet	80	86	87	93	346	92	94	95	93	374
IT services	96	102	102	139	439	113	122	108	136	479
Other operating revenue	25	23	26	29	103	29	19	22	24	94
Internal revenue	17	17	17	20	71	17	20	24	21	82

	1,043	1,052	1,043	1,087	4,225	1,056	1,069	1,040	1,049	4213
Operating expenses
Labour	138	149	138	150	575	154	156	141	152	603
Intercarrier costs	115	109	120	113	457	121	142	137	137	537
Total direct costs	69	67	68	78	282	75	79	75	75	304

Mobile acquisitions, upgrades & dealer commissions	69	73	65	72	279	66	67	45	75	253
Other operating expenses	189	199	180	205	773	200	200	181	191	772
Internal expenses	6	5	6	6	23	5	8	8	8	29

	586	602	577	624	2,389	621	652	587	638	2498

Adjusted EBITDA	457	450	466	463	1,836	435	417	453	411	1715

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Local service revenue:
Access - $m	227	229	227	227	910	227	221	221	225	894
Local calls - $m	15	14	13	12	54	13	12	11	11	47
Local loop unbundling - $m	—	—	—	1	1	1	2	3	3	9

Local calls, Smartphone, messaging and call track - $m	18	17	17	16	68	16	16	16	15	63

	260	260	257	256	1,033	257	251	251	254	1013

Local call minutes (m)	409	413	328	364	1,514	358	329	313	309	1309
Number of unbundled exchanges at period end	1	4	12	25	25	42	46	49	64	25

Access lines: (000)s
Retail access lines	1,413	1,382	1,365	1,335	1,335	1,301	1,279	1,261	1,238	1,238
Gen-i access lines[2]	100	99	98	96	96	95	94	94	93	93
Wholesale access lines	192	219	239	262	262	279	294	308	326	326
UCLL	—	—	—	3	3	14	26	30	37	37
Other [1]	134	127	126	126	126	130	121	120	109	109

Total Chorus billed lines [1]	1,839	1,827	1,828	1,822	1,822	1,819	1,814	1,813	1,803	1,803

[1] Includes internal lines

Centrex Lines: (000)s2	63	63	63	65	65	66	62	62	61	61

[2]	Numbers have been restated from Q2FY08 to Q3 FY09

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Calling revenue:
National - $m	124	123	118	112	477	112	108	103	101	424
International - $m	89	86	90	92	357	98	115	103	91	407
Other - $m	12	9	13	14	48	11	12	12	11	46

	225	218	221	218	882	221	235	218	203	877

Analysis of national calls:
National calling revenue comprised
National - $m	36	37	36	34	143	34	32	32	32	130
Cellular - $m	66	64	62	58	250	57	56	52	50	215
National 0800 - $m	22	22	20	20	84	21	20	19	19	79

	124	123	118	112	477	112	108	103	101	424

National calling minutes comprised
National (m)	401	411	387	389	1,588	386	390	379	387	1542
Cellular (m)	201	198	190	190	779	183	186	174	168	711
National 0800 (m)	162	165	164	164	655	161	169	171	170	671

	764	774	741	743	3,022	730	745	724	725	2924

National calling - average revenue per minute
National (cents)	9.0	9.0	9.3	8.7	9.0	8.8	8.2	8.4	8.3	8.4
Cellular (cents)	32.8	32.3	32.6	30.5	32.1	31.1	30.1	29.9	31.0	30.2
National 0800 (cents)	13.6	13.3	12.2	12.2	12.8	13.0	11.8	11.1	11.2	11.8

	55.4	54.6	54.1	51.4	53.9	52.9	50.1	49.4	50.5	50.4

Analysis of international calls:
International calling revenue comprised:
International outward - $m	29	28	27	26	110	25	26	26	24	101
International inward - $m	6	12	7	9	34	12	11	11	7	41
International transits - $m	54	46	56	57	213	61	78	66	60	265

	89	86	90	92	357	98	115	103	91	407

International calling minutes comprised:
International outward (m)	167	164	176	174	681	168	176	160	144	648
International inward (m)	185	157	133	156	631	146	142	100	93	481
International transits (m)	850	850	884	970	3554	999	820	768	719	3306

	1202	1171	1193	1300	4866	1313	1138	1028	956	4435

International calling - average revenue per minute:
International outward (cents)	17.4	17.1	15.3	14.9	16.2	14.9	14.8	16.3	18.1	15.6
International inward (cents)	3.2	7.6	5.3	5.8	5.4	8.2	7.7	11	11.8	8.5

Analysis of international transits:
International transit revenue - $m	54	46	56	57	213	61	78	66	66	271
Intercarrier costs - $m	45	35	47	48	175	56	61	44	45	206

Net margin - $ m	9	11	9	9	38	5	17	22	21	65

Average margin per minute (cents)	1.1	1.3	1.0	0.9	1.1	0.5	2.1	2.9	2.9	2.0

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Interconnection revenue:
PSTN interconnection - $m	16	17	15	16	64	16	14	17	13	60
Cellular interconnection - $m	19	18	18	18	73	18	18	17	17	70

	35	35	33	34	137	34	32	34	30	130

Mobile revenue:
Voice revenue - $m	126	127	122	118	493	115	115	111	108	449
Data revenue - $m	57	57	58	56	228	58	58	57	57	229
Other mobile revenue - $m	16	17	16	14	63	14	15	12	17	58

	199	201	196	188	784	187	188	180	182	736

Mobile call minutes (m)	349	361	347	348	1,405	357	387	375	394	1,513

Average revenue per user (‘ARPU’) for New Zealand Operations
Total mobile revenue - $m	199	201	196	188	784	187	188	180	180	734
Less other mobile revenue - $m	16	17	16	14	63	14	15	12	12	53

New Zealand mobile voice and data revenue - $m	183	184	180	174	721	173	173	168	168	681

Average mobile customers in New Zealand (000’s)	2,001	2,070	2,136	2,166	2,077	2,183	2,227	2,257	2,174	2,174
NZ ARPU - $ per month	30.90	29.63	28.10	26.78	28.93	26.42	26.32	24.93	25.02	25.02

Analysis of NZ ARPU
Postpaid - $ per month	60.80	60.10	57.60	55.80	58.58	54.80	54.10	51.52	52.85	53.32
Prepaid - $ per month	10.40	10.00	9.50	8.80	9.68	8.70	8.90	8.58	8.67	8.71
Combined ARPU - $ per month	30.90	30.00	28.20	26.80	28.98	26.40	26.30	24.93	25.67	25.82

Voice - $ per month	21.30	20.80	19.10	18.20	19.85	17.60	17.40	16.49	16.97	17.12
Data - $ per month	9.70	9.30	9.10	8.70	9.20	8.80	8.90	8.44	8.69	8.71

NZ ARPU including interconnection - $ per month[1]	39.20	37.90	35.90	33.90	36.73	33.50	33.29	31.56	32.40	32.69
[1] Numbers have been restated from Q1 FY09 to Q3FY09

Number of mobile customers at period end (000)s
Postpaid	810	825	825	832	832	843	854	858	848	848
Prepaid	1,206	1,281	1,321	1,334	1,334	1,336	1,397	1,381	1,357	1,357
Internal postpaid	9	9	10	10	10	11	12	13	21	21

Total mobile customers	2,025	2,115	2,156	2,176	2,176	2,190	2,263	2,252	2,226	2,226

Appendix 1 – Supplemental information

New Zealand operations:

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Data revenue:
Managed IP data services
Lanlink - $m	15	15	13	13	56	12	11	10	10	43
One Office and high speed data - $m	30	35	33	37	135	37	44	44	41	166
Other IP data services - $m	1	1	1	2	5	—	1	1	0	2
Traditional data services:
Frame relay - $m	5	3	4	3	15	3	3	2	3	11
Digital data services -$m	10	9	10	9	38	10	6	8	8	32
ISDN - $m	27	25	26	30	108	28	26	26	26	106
Leased data services - $m	12	16	11	11	50	11	11	11	12	45
IP Net / Netgate - $m	2	1	2	1	6	1	1	1	2	5
Miscellaneous data - $m	4	5	4	4	17	4	5	5	4	18

	106	110	104	110	430	106	108	108	106	428

Broadband and internet revenue:
Broadband - $m	67	74	77	83	301	85	84	85	85	339
Broadband - value added services - $m	2	2	3	2	9	2	2	2	2	8
Dial-up / internet - $m	11	10	7	8	36	5	8	8	6	27

	80	86	87	93	346	92	94	95	93	374

Broadband connections (000)s
Retail	436	444	462	488	488	489	500	519	531	531
Gen-i	19	19	20	20	20	20	19	19	19	19
Other Wholesale	188	211	232	251	251	266	267	277	285	285

	643	674	714	759	759	775	786	815	835	835

Dial-up connections (000)s	222	211	199	163	163	161	151	141	122	122

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
IT services revenue:
Procurement - $m	41	46	46	69	202	50	57	36	51	194
Software solutions - $m	3	5	3	6	17	4	4	3	3	14
IT solutions - $m	42	44	45	53	184	49	48	57	71	225
Network delivered services - $m	7	5	4	7	23	6	7	7	6	26
Other IT service revenue - $m	3	2	4	4	13	4	6	5	5	20

	96	102	102	139	439	113	122	108	136	479

Appendix 1 – Supplemental information

Australian operations (AAPT and Gen-i Australia): (in Australian $)

Summarised income statement:	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m	A$m
Revenue:
Local service	5	6	6	7	25	7	8	6	6	27
Calling	92	94	88	80	354	77	73	66	67	283
Interconnection	9	8	9	9	35	10	10	9	9	38
Mobile revenue	18	11	10	10	42	10	9	10	10	39
Data	48	46	43	42	179	42	49	48	46	185
Broadband and Internet	44	43	43	43	173	42	44	40	40	166
Resale	83	83	78	76	320	73	69	65	63	270
Other operating revenue	18	17	26	31	92	24	24	18	12	78
Internal revenue	4	3	3	5	15	4	4	5	3	16
Other gains	—	—	—	—	7	—	—	—	—	—

	321	311	306	303	1241	289	290	267	256	1102
Operating expenses
Labour	51	54	55	52	212	57	50	48	47	202
Intercarrier costs	177	176	168	158	679	157	136	165	157	615
Other operating expenses	55	52	49	53	209	48	68	25	19	160
Internal expenses	15	15	15	14	59	13	16	17	13	59

	298	297	287	277	1159	275	270	255	236	1036

Adjusted EBITDA	23	14	19	26	82	14	20	12	20	66

Appendix 1 – Supplemental information

Australian operations (AAPT and Gen-i Australia): (in Australian $)

	Q1 FY08	Q2 FY08	Q3 FY08	Q4 FY08	FY08	Q1 FY09	Q2 FY09	Q3 FY09	Q4 FY09	FY09
Local service revenue:
Access - A$m	1	4	3	2	10	2	3	2	2	9
Local calls - A$m	4	1	3	5	13	5	4	4	4	17
Local calls, Smartphone, messaging and call track - A$m	—	1	—	—	1	—	1	—	—	1

	5	6	6	7	25	7	8	6	6	27

Call minutes (m)	143	127	121	130	521	121	115	104	121	461

Calling revenue:
National - A$m	75	76	72	64	287	64	58	54	55	231
International - A$m	17	18	16	16	67	13	15	12	12	52

	92	94	88	80	354	77	73	66	67	283

Consumer fixed line customer numbers (000)s:	361	347	337	309	309	302	283	263	247	247

Mobile revenue:
Voice revenue - A$m	17	8	9	8	42	8	8	8	8	32
Other mobile revenue - A$m	1	3	1	2	7	2	1	2	2	7

	18	11	10	10	49	10	9	10	10	39

Data revenue:
Managed IP data services
Lanlink - A$m	9	9	8	6	32	6	10	9	9	34
Traditional data services:
Digital data services - A$m	2	22	24	23	71	24	25	25	32	106
Leased data services - A$m	37	14	11	12	74	12	14	13	13	52
IP Net / Netgate - A$m	—	1	—	1	2	—	—	1	1	2

	48	46	43	42	179	42	49	48	46	160

Broadband and internet revenue:
Broadband - A$m	43	35	38	35	151	34	36	28	28	126
Broadband - value added services - A$m	1	—	1	1	3	1	—	—	—	1
Dial-up / internet - A$m	—	8	4	7	19	7	8	12	12	39

	44	43	43	43	173	42	44	40	40	166

Consumer broadband connections (000)s:	177	177	166	157	157	151	142	134	127	127